ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.7 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

BankFinancial Corporation
(Exact Name of Registrant as Specified in Charter)

0001303942
(Registrant's CIK Number)

Exhibit 99.7 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-119217
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burr Ridge, State of Illinois, on November 9, 2004.

BANKFINANCIAL CORPORATION

By: F. Morgan Gasior

F. Morgan Gasior
Chairman of the Board, Chief Executive Officer and President

PRO FORMA VALUATION UPDATE REPORT
CONVERSION STOCK OFFERING

BANK FINANCIAL CORPORATION

BANKFINANCIAL, F.S.B.
Burr Ridge, Illinois

Dated As Of:
October 29, 2004

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

October 29, 2004

Board of Directors
BankFinancial, MHC, Inc.
BankFinancial Corporation
BankFinancial, F.S.B.
15W060 North Frontage Road
Burr Ridge, Illinois 60527

Members of the Board of Directors:

We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this updated appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated September 10, 2004 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization and Plan of Stock Issuance

In January 1999, BankFinancial, F.S.B. ("BankFinancial" or the "Bank") reorganized into the two-tier mutual holding company structure. As part of the reorganization, BankFinancial formed BankFinancial Corporation (the "Company") and BankFinancial MHC, Inc. (the "MHC"), a federally-chartered mid-tier stock holding company and mutual holding company, respectively. BankFinancial became a federally-chartered capital stock savings bank, and a wholly-owned subsidiary of the Company, and the Company became the wholly-owned subsidiary of the MHC.

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual holding company form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual holding company parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland holding company, and all of the common stock of BankFinancial Corporation will be owned by public stockholders.

Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank's newly formed employee stock ownership plan ("ESOP") and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

It is anticipated that the shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members of BankFinancial. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in BankFinancial's financial condition, including financial data through September 30, 2004; (2) an updated comparison of BankFinancial's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP® Financial, LC., ("RP Financial") is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended June 30, 2004 and updated financial information through September 30, 2004. BankFinancial's assets increased by a minimal $2.7 million, or 0.2%, from June 30, 2004 to September 30, 2004. There was also only minimal change to the composition of the asset base, with loans receivable increasing by $4.2 million, equal to 0.4% growth, and investment securities increasing by $13.1 million, or 4.8%. The balance of 1-4 family residential real estate loans increased by $15.1 million during the three months ended September 30, 2004. Funds for these changes were obtained primarily from cash and equivalents, which declined by $14.1 million.

Table 1
BankFinancial, F.S.B.
Recent Financial Data

	At June 30, 2004		At Sept. 30, 2004	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$1,468,967	100.0%	$1,471,698	100.0%
Cash, cash equivalents	45,711	3.1	31,668	2.2
Investment securities	270,078	18.4	283,124	19.2
Loans receivable, net	1,078,969	73.5	1,083,196	73.6
Fixed Assets	32,689	2.2	32,717	2.2
Goodwill/Core Dep. Intang.	21,595	1.5	21,169	1.4
Deposits	$1,104,512	75.2%	1,124,791	76.4%
Borrowings	249,151	17.0	229,446	15.6
Total equity	95,303	6.5	93,393	6.4
Tangible equity	73,708	5.0	72,224	4.9

Table 1 (cont.)
BankFinancial, F.S.B.
Recent Financial Data

	12 Months Ended June 30, 2004		12 Months Ended September 30, 2004	
	Amount ($000)	(%)(1)	Amount ($000)	(%)(1)
Summary Income Statement				
Interest income	$64,431	4.42%	$65,160	4.46%
Interest expense	(27,131)	(1.86)	(25,440)	(1.74)
Net interest income	$37,300	2.56%	$39,720	2.72%
Provisions for loan losses	304	0.02	516	0.04
Net interest income after provision	$37,604	2.58%	$40,236	2.76%
Non-interest operating income	$8,653	0.59%	$7,903	0.54%
Amortization of core dep. intang.	(1,734)	(0.12)	(1,717)	(0.12%)
Non-interest operating expense	(41,650)	(2.85)	(40,529)	(2.78)
Net operating income	$2,873	0.20%	$5,893	0.40%
Non-operating income (expense)				
Loss on impairment of sec. AFS	($14,966)	(1.03%)	($14,966)	(1.02%)
FHLB adv. prepayment penalty	(8,347)	(0.57)	0	(0.00%)
Gain on sale of investments	419	0.03	419	0.03%
Gain on sale of loans	632	0.04	646	0.04%
Total non-operating inc (exp.)	($22,262)	(1.53%)	($13,901)	(0.95%)
Income (loss) before taxes	($19,389)	(1.33%)	($8,008)	(0.55%)
Income taxes	8,204	0.56	3,957	0.27
Net income (loss)	($11,185)	(0.77%)	($4,051)	(0.28%)
Estimated core income (expense)				
Net Income	($11,185)	(0.77%)	($4,051)	(0.28%)
Addback(subtract)				
Total non-operating exp. (inc.)	$22,262	1.53%	$13,901	0.95%
Less: Income taxes @39.75%	(8,848)	(1.38)	(5,525)	(0.38)
Estimated core net income	$2,229	0.15%	$4,325	0.29%

Sources: BankFinancial's prospectus, audited and unaudited financial statements, and RP Financial calculations.
(1) % of average assets.

Total deposits increased by $20.3 million, or 1.8%, as the balances of money market deposit accounts increased by $32.3 million, and certificates of deposit increased by $7.8 million, with both increases partially offset by a $16.2 million decline in NOW and savings accounts. FHLB advances decreased by $19.7 million, as the additional deposits were utilized for funding assets. The Bank's equity base declined by $1.9 million, or 2.0%, as additions to retained earnings were offset by a negative $4.3 million after-tax adjustment to the securities held as "available for sale". The combination of the slight increase in the asset base, along with a decline in equity served to decrease the Bank's equity-to-assets ratio from 6.5% at June 30, 2004 to 6.4% at September 30, 2004, despite the interim retained earnings. BankFinancial's tangible equity-to-assets ratio declined from 5.0% to 4.9% over the same time period.

Updated credit quality measures indicated an improvement in overall asset quality, as the ratio of non-performing loans-to-loans declined from 0.74% at June 30, 2004 to 0.63% at September 30, 2004. In addition, the allowance for loan losses improved to 158.95% of non-performing loans at September 30, 2004 from 135.26% at June 30, 2004. The Bank's allowance for loan losses was $10.9 million, or 1.01% of total loans at September 30, 2004, compared to $10.7 million, or 1.00% of total loans at June 30, 2004.

BankFinancial's operating results for the twelve months ended June 30, 2004 and September 30, 2004 are also set forth in Table 1. The Bank continued to report an after-tax loss for the most recent twelve month period of $4.1 million, or 0.28% of average assets for the twelve months ended September 30, 2004. Estimated core after-tax net income increased to $4.3 million, or 0.29% of average assets for the same time period. The estimated core net income for the twelve months ended September 30, 2004 excludes the impact of certain non-recurring items, including the loss on the impairment of securities held as available for sale, ("AFS"), and gains reported on the sale of securities and loans. The increase in updated estimated core earnings was supported by higher net interest income.

The increase in net interest income was facilitated by a larger yield/cost spread of 3.01% for the three months ended September 30, 2004, versus 2.32% for the twelve months ended September 30, 2003. This trend was evident in the net interest income to average assets ratio which increased from 2.56% for the twelve months ended June 30, 2004 to 2.72% for the twelve months ended September 30, 2004. The most significant benefit came from a lower interest expense ratio, indicative of the current overall low interest rate environment while at the same time the level of interest income increased slightly as a percent of average assets.

Operating expenses as a percent of average assets decreased from 2.85% for the twelve months ended June 30, 2004 to 2.78% for the twelve months ended September 30, 2004. The dollar amount of operating expenses decreased by $1.1 million, reflecting moderate declines in areas such as compensation and benefits, advertising and public relations, supplies, telephone, and other office supplies, along with other miscellaneous expenses. These lower expenses, along with the relatively stable asset base over the past year resulted in the decline of the operating expense ratio overall. Overall, the increase in the net interest income ratio and the lower operating expense ratio provided for a higher updated expense coverage ratio (net interest income divided by operating expenses, excluding intangibles amortization) of 0.98x for the twelve months ended September 30, 2004, versus a comparable ratio of 0.90x for the twelve months ended June 30, 2004.

Non-interest operating income remained a contributor to the Bank's updated earnings, with such income declining from 0.59% of average assets for the twelve months ended June 30, 2004 to 0.54% of average assets for the twelve months ended September 30, 2004. Most of the decline in non-interest operating income was attributable to a decline in service fees and charges in the area of decreased prepayment fees on earned on mortgage loans. Overall, when factoring non-interest operating income into earnings capacity, the Bank's updated efficiency ratio of 85.3% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was more favorable than the 90.5% efficiency ratio recorded for the twelve months ended June 30, 2004. Intangibles amortization decreased slightly in the most recent twelve month period examined, as the amortization of the core deposit intangible continued to decrease.

The Bank continued to record a recovery on allowances for loan losses for the most recent twelve month period, equaling $516,000, or 0.04% of average assets, for the twelve month ended September 30, 2004. This was derived after considering past and current loss experience, evaluations of real estate collateral, changes in composition of the loan portfolio, levels and trends in non-performing loans and real estate owned, and other factors. As of September 30, 2004, valuation allowances totaled $10.9 million, equal to 1.01% of net loans receivable and 158.95% of non-performing loans.

Non-operating income and expenses continued to effect the income statement. The most recent period examined continued to include the loss recognized on the impairment of securities held as AFS, along with minor levels of gains on the sale of investments and loans. Non-operating expense totaled $13.9 million, which was excluded from estimated core earnings. Estimated after-tax core earnings totaled $4.3 million, or 0.29% of average assets.

2. <u>Peer Group Financial Comparisons</u>

Tables 2, 3 and 4 present financial characteristics, operating results and credit risk information for BankFinancial, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through September 30, 2004 and September 30, 2004 or June 30, 2004, respectively.

As shown in Table 2, in general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's updated interest-earning asset composition reflected a lower concentration of loans and a higher concentration of cash and investments.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
BankFinancial Corp. of IL September 30, 2004	2.2	19.2	73.6	76.4	15.6	0.0	6.3	1.4	4.9	0.0	0.74	1.51	0.79	3.77	-11.74	-2.91	-2.41	7.36	7.36	10.61
All Public Companies	4.1	23.8	67.4	66.4	20.7	0.7	10.7	0.8	9.9	0.0	11.40	1.90	12.79	8.04	17.85	2.24	1.96	9.17	9.16	16.68
State of IL	6.7	24.1	64.6	73.5	13.8	0.3	11.4	0.5	10.9	0.0	6.63	0.27	7.88	4.73	10.63	-0.97	4.91	10.59	10.03	19.45
Comparable Group Average	2.7	12.2	79.7	67.0	21.0	0.6	10.1	0.9	9.3	0.0	9.12	-13.41	15.36	10.19	22.78	-0.87	-4.49	8.18	8.18	10.92
Mid-West Companies	2.7	12.2	79.7	67.0	21.0	0.6	10.1	0.9	9.3	0.0	9.12	-13.41	15.36	10.19	22.78	-0.87	-4.49	8.18	8.18	10.92
Comparable Group																				
Mid-West Companies																				
CITZ CFS Bancorp, Inc of Munster IN	4.5	21.8	68.8	59.3	28.8	0.0	10.7	0.1	10.6	0.0	-3.29	-13.76	0.51	-3.86	-1.60	-1.05	-1.99	NM	NM	NM
CAFI Camco Fin Corp of Cambridge OH(1)	3.6	14.0	77.9	63.4	27.1	0.0	8.6	0.3	8.3	0.0	0.13	-28.71	10.20	-1.11	5.81	-4.96	-5.12	NM	NM	NM
CTZN Citizens First Bancorp of MI(1)	2.6	8.7	83.6	68.5	18.4	0.0	12.3	1.0	11.2	0.0	21.27	-23.15	28.35	21.60	37.91	3.46	-5.34	NM	NM	NM
EFC EFC Bancorp, Inc of Elgin IL(1)	3.4	11.4	80.0	67.4	23.2	0.0	8.4	0.0	8.4	0.0	10.70	-12.99	16.39	14.57	4.84	3.75	3.75	8.05	8.05	11.59
FDEF First Defiance Fin. Corp of OH	1.9	14.3	77.2	70.7	16.8	0.0	11.4	1.7	9.7	0.0	6.72	-25.94	17.93	5.96	13.46	1.83	3.75	NM	NM	NM
FPFC First Place Fin. Corp. of OH	3.6	16.6	72.6	67.1	20.4	1.4	9.9	3.2	6.7	0.0	36.11	12.38	51.69	38.77	35.78	22.81	-5.18	NM	NM	NM
HFFC HF Financial Corp. of SD(1)	2.4	15.1	76.9	77.8	11.1	3.3	6.1	0.6	5.5	0.0	5.82	6.36	6.53	6.01	35.37	4.64	5.74	8.32	8.32	10.47
MFSF MutualFirst Fin. Inc. of IN(1)	2.2	5.4	85.5	69.7	17.8	0.0	11.3	0.1	11.2	0.0	2.31	-0.65	2.53	-0.81	23.62	-2.88	-2.89	NM	NM	NM
TONE TierOne Corp. of Lincoln NE(1)	1.5	3.9	91.7	58.7	26.1	1.4	11.7	0.0	11.7	0.0	-1.18	-39.22	2.14	15.38	-13.04	-25.14	-25.14	NM	NM	NM
UCFC United Community Fin. of OH	1.6	10.8	82.4	67.5	20.3	0.0	11.1	1.6	9.5	0.0	12.58	-8.40	17.35	5.39	85.66	-11.15	-12.49	8.18	8.18	10.71
State of IL																				
CFSL Chesterfield Financial of IL(1)(2)	38.8	19.6	40.1	77.3	0.0	0.0	20.6	0.1	20.5	0.0	-1.81	-0.74	-3.11	-0.74	NM	2.00	2.02	17.76	17.76	45.41
CFSB Citizens First Fin Corp. of IL(1)	11.6	11.6	72.7	71.7	17.6	0.0	10.1	0.0	10.1	0.0	-3.65	21.64	-8.02	-0.18	-16.77	3.04	3.04	9.27	9.27	15.98
EFC EFC Bancorp, Inc of Elgin IL(1)	3.4	11.4	80.0	67.4	23.2	0.0	8.4	0.0	8.4	0.0	10.70	-12.99	16.39	14.57	4.84	3.75	3.75	8.05	8.05	11.59
FBTC First BancTrust Corp of IL(1)	3.7	40.6	50.5	71.8	16.0	0.0	11.6	0.0	11.6	0.0	1.97	-3.76	5.78	3.74	0.00	-3.52	-3.52	11.71	11.71	23.91
FFFS First Fed Serv MHC of IL(45.0)(1)(3)	12.5	10.1	76.4	72.5	0.7	0.0	26.4	0.0	26.4	0.0	23.37	NM	4.15	0.11	NM	NM	NM	19.90	19.90	41.50
FFBI First Federal Bancshares of IL(1)	3.9	49.9	43.3	88.4	1.9	2.3	7.0	0.5	6.5	0.0	-8.82	-14.61	-2.32	0.47	NM	NM	NM	7.58	7.58	19.04
GTPS Great American Bancorp of IL	15.9	3.2	75.3	78.1	9.6	0.0	11.1	0.3	10.8	0.0	-4.02	-45.88	18.87	-6.35	15.38	-1.59	-1.63	NM	NM	NM
JXSB Jcksnville Bcp MHC of IL(46.8)(1)	2.3	43.3	48.3	88.7	2.4	0.0	7.2	1.1	6.1	0.0	1.78	11.14	-6.44	0.67	NM	-7.15	-7.97	NM	6.64	13.35
MAFB MAF Bancorp, Inc. of IL	2.5	18.1	72.6	60.5	27.5	0.0	10.0	2.9	7.1	0.0	38.81	65.14	30.67	32.29	50.34	NM	41.05	7.05	7.05	10.79
PFED Park Bancorp of Chicago IL(1)	4.8	28.3	62.0	62.8	24.8	0.0	11.0	0.0	11.0	0.0	-0.47	-18.53	11.89	-2.77	9.96	-0.36	-0.36	NM	NM	NM

(1) Financial information is for the quarter ending June 30, 2004.
(2) Excluded from averages due to announced or pending acquisition.
(3) Growth rates have been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Overall, the Bank maintained a similar level of interest-earning assets compared to the Peer Group, as updated interest-earning assets-to-assets ratios equaled 95.0% and 94.6%, respectively.

The updated mix of deposits and borrowings maintained by BankFinancial and the Peer Group also did not change significantly from the Original Appraisal. BankFinancial's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 92.0% and 88.6% for the Bank and the Peer Group, respectively. BankFinancial posted an updated tangible equity-to-assets ratio of 4.9%, which remained below the comparable Peer Group ratio of 9.3%. Overall, BankFinancial's updated IEA/IBL ratio equaled 103.3%, which remained well below the comparable Peer Group ratio of 106.8%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase BankFinancial's IEA/IBL ratio, as it will reduce the level of liabilities funding assets and the cash proceeds will primarily be deployed into interest-earning assets.

Updated growth rates for BankFinancial are based on annualized growth for the 15 months ended September 30, 2004, while the Peer Group's growth rates are based on growth for the twelve months ended September 30, 2004 or June 30, 2004. Updated asset growth rates continued to reflect lower asset growth for the Bank, as the Bank recorded a 0.74% increase in assets compared to a 9.1% growth rate for the Peer Group. BankFinancial's asset composition showed little change, while the Peer Group's asset growth reflected loan growth of 15.4% and a 13.4% decline in cash and investments.

Moderate deposit growth resulted in a 11.7% annualized decline in the Bank's borrowed funds. Comparatively, asset growth for the Peer Group was funded by deposit growth of 10.2% and borrowings growth of 22.8%. Consistent with the Original Appraisal, the Bank's equity decline over the past 15 months was similar to a decline for the Peer Group (2.9% annualized decline versus a 0.9% decline for the Peer Group, respectively). Factors contributing to the Peer Group's equity shrinkage included capital management strategies such as dividend payments and stock repurchases. The Bank's decrease in capital is due primarily to the low overall profitability rate and changes in the AFS adjustment. The increase in capital realized from stock proceeds, will likely limit the Bank's capital growth rate following the stock offering.

Table 3 displays comparative operating results for BankFinancial and the Peer Group, based on their respective earnings for the twelve months ended September 30, 2004 and the last twelve month period available. The Bank reported a net loss of 0.28% of average assets, compared to net income of 0.72% of average assets for the Peer Group. Net non-operating losses and lower levels of net interest income and non-interest income continued to adversely affect the Bank's returns. The Peer Group continued to maintain earnings disadvantages with respect to loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by BankFinancial and the Peer Group equaled 0.98x and 1.11x, respectively. The Peer Group's

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
BankFinancial Corp. of IL																			
September 30, 2004	-0.28	4.46	1.74	2.72	-0.04	2.76	0.00	0.00	0.54	0.54	2.78	0.12	-0.95	0.00	4.68	2.20	2.48	3,105	-49.41
All Public Companies	0.78	5.01	1.98	3.03	0.14	2.89	0.05	0.00	0.45	0.50	2.51	0.02	0.29	0.01	5.16	2.22	2.94	5,202	33.70
State of IL	0.80	5.01	1.94	3.06	0.14	2.92	0.05	-0.02	0.69	0.73	2.54	0.01	0.10	0.00	5.25	2.23	3.02	4,992	37.26
Comparable Group Average	0.72	5.06	2.14	2.91	0.22	2.69	0.13	0.00	0.76	0.89	2.61	0.02	0.15	0.00	5.36	2.44	2.92	3,986	32.10
Mid-West Companies	0.72	5.06	2.14	2.91	0.22	2.69	0.13	0.00	0.76	0.89	2.61	0.02	0.15	0.00	5.36	2.44	2.92	3,986	32.10
Comparable Group																			
Mid-West Companies																			
CITZ CFS Bancorp, Inc of Munster IN	-0.04	4.65	2.60	2.05	0.64	1.41	0.06	0.00	0.71	0.77	2.45	0.00	0.06	0.00	4.86	2.94	1.92	4,413	NM
CAFI Camco Fin Corp of Cambridge OH(1)	0.45	4.93	2.68	2.24	0.12	2.12	0.16	0.02	0.33	0.51	2.19	0.00	0.20	0.00	5.15	2.98	2.17	3,724	30.49
CTZN Citizens First Bancorp of MI(1)	0.83	5.42	2.04	3.38	0.09	3.29	0.12	0.00	0.66	0.78	2.84	0.03	0.06	0.00	5.66	2.39	3.27	4,977	33.14
EFC EFC Bancorp, Inc of Elgin IL(1)	0.79	5.04	2.39	2.65	0.07	2.58	0.00	0.02	0.57	0.58	2.12	0.00	0.07	0.00	5.31	2.66	2.66	5,763	31.12
FDEF First Defiance Fin. Corp of OH	0.96	4.98	1.88	3.09	0.17	2.93	0.00	0.00	1.23	1.23	2.73	0.01	0.18	0.00	5.34	2.16	3.18	3,965	28.36
FPFC First Place Fin. Corp. of OH	0.76	4.85	2.07	2.78	0.20	2.58	0.04	0.00	0.88	0.92	2.40	0.11	0.20	0.00	5.38	2.35	3.03	3,757	27.21
HFFC HF Financial Corp. of SD(1)	0.65	4.95	1.88	3.07	0.25	2.82	0.23	0.00	0.90	1.13	3.13	0.00	0.17	0.00	5.27	2.06	3.20	2,768	35.68
MFSF MutualFirst Fin. Inc. of IN(1)	0.91	5.55	2.20	3.35	0.18	3.18	0.00	0.00	0.60	0.60	2.56	0.00	0.17	0.00	5.96	2.53	3.42	3,382	28.27
TONE TierOne Corp. of Lincoln NE(1)	1.06	4.98	1.86	3.11	0.21	2.90	0.12	0.00	0.78	0.89	2.29	0.00	0.13	0.00	5.11	2.23	2.88	4,255	39.13
UCFC United Community Fin. of OH	0.88	5.23	1.82	3.41	0.33	3.08	0.54	0.00	0.97	1.51	3.42	0.06	0.24	0.00	5.53	2.11	3.42	2,861	35.51
State of IL																			
CFSL Chesterfield Financial of IL(1)(2)	0.55	3.73	1.08	2.65	0.00	2.65	0.00	0.00	0.72	0.72	2.48	0.00	0.00	0.00	3.78	1.40	2.38	3,696	37.88
CFSB Citizens First Fin Corp. of IL(1)	0.46	5.42	2.26	3.16	0.53	2.63	0.04	-0.14	0.85	0.74	2.82	0.00	0.14	0.00	5.69	2.52	3.17	3,886	35.78
EFC EFC Bancorp, Inc of Elgin IL(1)	0.79	5.04	2.39	2.65	0.07	2.58	0.00	0.02	0.57	0.58	2.12	0.00	0.07	0.00	5.31	2.66	2.66	5,763	31.12
FBTC First BancTrust Corp of IL(1)	0.68	5.24	2.00	3.24	0.29	2.94	0.16	-0.05	1.18	1.30	3.52	0.00	0.29	0.00	5.50	2.28	3.22	2,603	31.82
FFFS First Fed Serv MHC of IL(45.0)(1)(3)	1.45	5.51	1.96	3.55	0.00	3.55	0.00	0.00	0.00	0.00	1.19	0.00	0.00	0.00	5.60	2.50	3.10	15,012	NM
FFBI First Federal Bancshares of IL(1)	0.69	4.54	1.84	2.71	0.03	2.68	0.04	0.00	0.23	0.27	2.15	0.01	0.04	0.00	4.67	2.13	2.54	3,708	56.22
GTPS Great American Bancorp of IL	0.78	4.87	1.40	3.48	0.00	3.48	0.05	0.00	1.78	1.84	4.08	0.00	0.01	0.00	5.15	1.59	3.56	1,956	37.25
JXSB Jcksnville Bcp MHC of IL(46.8)(1)	0.26	4.70	1.93	2.78	0.32	2.45	0.15	0.00	0.62	0.77	2.90	0.03	0.12	0.00	5.00	2.12	2.88	2,253	36.91
MAFB MAF Bancorp, Inc. of IL	1.17	4.59	1.75	2.84	0.01	2.83	0.05	0.01	0.69	0.74	1.96	0.03	0.12	0.00	4.91	1.98	2.94	4,734	34.92
PFED Park Bancorp of Chicago IL(1)	0.97	5.14	1.98	3.16	0.00	3.16	0.00	0.00	0.29	0.29	2.12	0.00	0.13	0.00	5.39	2.27	3.12	5,015	34.06

(1) Financial information is for the quarter ending June 30, 2004.
(2) Excluded from averages due to announced or pending acquisition.
(3) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

stronger expense coverage ratio continued to be realized through a higher net interest income ratio to average assets (2.91% versus 2.72% for the Bank), and a lower operating expense ratio as a percent of average assets (2.61% versus 2.78% for the Bank). A higher interest income ratio accounted for the Peer Group's higher net interest income ratio, which was partially offset by the Bank's lower interest expense ratio.

Non-interest operating income remained a larger source of earnings for the Peer Group, as such income amounted to 0.89% and 0.54% of the Peer Group's and the Bank's average assets, respectively. Taking non-interest operating income into account in assessing comparative core earnings strength, the Bank's updated efficiency ratio of 85.3% continued to compare unfavorably to the Peer Group's efficiency ratio of 68.7%.

Loan loss provisions remained a larger factor in the Peer Group's earnings. Updated loan loss provisions established by the Peer Group equaled 0.22%, versus recoveries of 0.04% of average assets for the Bank. Net non-operating losses equaled to 0.95% of average assets for the Bank, which remained a larger factor in the Bank's earnings, versus net gains of 0.15% for the Peer Group. Most of the Bank's losses were incurred from the impairment of certain AFS securities, along with minor levels of gains on the sale of investments and loans. As discussed in the Original Appraisal, given the non-recurring nature of the AFS impairment charge, and the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Peer Group's earnings have been somewhat discounted in evaluating the relative strengths and weaknesses of the Bank's and the Peer Group's earnings.

Consistent with the Original Appraisal, the Bank recorded a tax benefit due to the losses incurred, at the rate of 49%, while the Peer Group recorded an effective tax rate of 32.10%.

Table 4 presents the Bank's updated credit quality measures. The only non-performing assets held by the Bank consist of loans on non-accrual status. The Bank's non-performing loans/loans ratio declined to 0.63% since the date of the Original Appraisal, and remained lower than the comparable Peer Group ratio of 0.85%. Total non-performing assets continued to be lower for the Bank versus the Peer Group. BankFinancial's updated ratio of reserves as a percent of non-performing loans and as a percent of total non-performing assets also improved since the date of the Original Appraisal. The Bank report a higher level of net loan charge-offs as a percent of loans in comparison to the Peer Group average, which decreased from the date of the Original Appraisal.

3. <u>Stock Market Conditions</u>

Since the date of the Original Appraisal, the performance of the overall stock market has been mixed. After the DJIA closed at a two month high in early-September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2004 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
BankFinancial Corp. of IL	0.00	0.46	0.63	1.01	158.95	158.95	894	0.08
All Public Companies	0.08	0.59	0.67	0.97	208.33	184.99	280	0.11
State of IL	0.06	0.55	0.84	0.92	193.88	117.06	62	0.15
Comparable Group Average	0.05	0.71	0.85	0.99	198.66	173.00	396	0.06
Comparable Group								
CITZ CFS Bancorp, Inc of Munster IN	0.04	2.35	3.30	1.65	50.05	49.17	965	0.38
CAFI Camco Fin Corp of Cambridge OH(1)	0.00	NA	NA	0.71	NA	NA	187	-0.30
CTZN Citizens First Bancorp of MI(1)	0.09	0.63	0.64	1.18	183.39	158.17	242	-0.02
EFC EFC Bancorp, Inc of Elgin IL(1)	0.00	0.27	0.33	0.53	160.40	160.40	3	0.00
FDEF First Defiance Fin. Corp of OH	0.01	0.18	0.23	1.13	499.33	484.15	201	0.10
FPFC First Place Fin. Corp. of OH	0.18	0.65	0.65	1.02	158.00	114.79	1,023	-0.05
HFFC HF Financial Corp. of SD(1)	0.01	0.27	0.22	0.53	236.90	152.27	195	0.12
MFSF MutualFirst Fin. Inc. of IN(1)	0.11	0.61	0.58	0.98	168.30	137.90	347	0.20
TONE TierOne Corp. of Lincoln NE(1)	0.00	NA	NA	1.05	NA	NA	427	0.08
UCFC United Community Fin. of OH	0.03	0.73	0.84	1.12	132.87	127.17	368	0.08
State of IL								
CFSL Chesterfield Financial of IL(1)(2)	0.00	0.10	0.25	0.89	361.94	361.94	0	0.00
CFSB Citizens First Fin Corp. of IL(1)	0.21	0.99	1.01	1.27	126.70	94.52	5	0.01
EFC EFC Bancorp, Inc of Elgin IL(1)	0.00	0.27	0.33	0.53	160.40	160.40	3	0.00
FBTC First BancTrust Corp of IL(1)	0.07	1.25	2.29	1.93	84.26	79.48	123	0.44
FFFS First Fed Serv MHC of IL(45.0)(1)	0.01	0.10	0.11	0.41	359.66	312.41	0	0.00
FFBI First Federal Bancshares of IL(1)	0.03	0.52	0.12	0.69	562.42	57.78	20	0.06
GTPS Great American Bancorp of IL	0.00	0.02	NA	1.01	NA	NA	0	0.00
JXSB Jcksnville Bcp MHC of IL(46.8)(1)	0.17	1.05	1.73	1.60	92.90	74.67	253	0.78
MAFB MAF Bancorp, Inc. of IL	0.01	0.34	0.45	0.51	114.33	110.24	135	0.01
PFED Park Bancorp of Chicago IL(1)	0.03	0.45	0.68	0.34	50.35	46.99	20	0.05

(1) Financial information is for the quarter ending June 30, 2004.
(2) Excluded from averages due to announced or pending acquisition.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

reduce corporate earnings pressured stocks lower in late-September. Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. High technology and other smaller capitalization companies performed better than the overall market, in part due to more positive news from industry leaders. On October 29, 2004, the DJIA closed at 10027.5, or 2.8% lower since the date of the Original Appraisal, while the NASDAQ closed at 1974.99, or 4.3% higher since the date of the Original Appraisal.

Stock market activity for thrift issues has also been generally positive since the date of the Original Appraisal. Thrift stocks sustained a positive trend in early September, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market. Thrift issues rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved somewhat lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. On October 29, 2004, the SNL Index for all publicly-traded thrifts closed at 1,503.1, an increase of 0.3% since the date of the Original Appraisal. This index is weighted by market capitalization of the underlying members of the indices, thus changes in market capitalization of large cap thrifts will have a greater impact on the index values.

Similar to the performance of the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the Original Appraisal. The Peer Group's updated pricing measures continued to reflect similar P/E multiples and higher P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the Original Appraisal, eight out of the ten Peer Group companies were trading at higher prices as of October 29, 2004. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of September 10, 2004 and October 29, 2004.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Table 5
Average Pricing Characteristics

	At Sept. 10, 2004	At Oct. 29, 2004	% Change
Peer Group			
Price/Earnings (x)	17.53x	18.07x	3.1%
Price/Core Earnings (x)	21.97	21.33	(2.9)
Price/Book (%)	129.68%	131.95%	1.8
Price/Tangible Book(%)	144.46	146.20	1.2
Price/Assets (%)	13.24	13.43	1.4
Avg. Mkt. Capitalization ($Mil)	$197.80	$200.42	1.3
All Publicly-Traded Thrifts			
Price/Earnings (x)	17.80x	18.32x	2.9%
Price/Core Earnings (x)	19.75	19.77	0.1
Price/Book (%)	160.85%	161.38%	0.3
Price/Tangible Book (%)	175.25	175.37	0.1
Price/Assets (%)	17.14	17.47	1.9
Recent Conversions(2)			
Price/Core Earnings (x)	17.50x	NA	NA
Price/Tangible Book (%)	191.09%	NA	NA

(1) Pricing ratios for the Peer Group are on a fully converted basis.
(2) Ratios are based on publicly-traded standard or second step conversions completed for prior three months. At October 29, 2004, there were no recent conversions completed in the prior three months.

As shown in Table 6, two second-step conversions and four mutual holding company offerings were completed during the past three months. While these transactions are not fully comparable to a standard conversion, five of the six offerings were closed at the top of their superranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the four recent MHC offerings equaled 87.7%. On average, the six recent offerings reflected price appreciation of 7.1% after the first week of trading.

There have been no standard conversion offerings completed during the past three months. Over this same period, the two second-step offerings completed during the past three months are traded on the OTC Bulletin Board, and their infrequent trading makes their pricing ratios less meaningful.

Table 6
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)
Standard Conversions																
NONE																
Second Step Conversions																
Roebling Financial Corp.	NJ	10/1/04	RBLG-OTC BB	$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	N.A.	N.A.	8.0%	4.0%	11.8%
DSA Financial Corporation	IN	7/30/04	DSFN-OTC BB	$ 78	12.07%	0.71%	59%	$ 8.5	52%	108%	6.1%	N.A.	N.A.	8.0%	4.0%	7.4%
Averages - Second Step Conversions:				$ 84	10.20%	0.46%	166%	$ 8.8	53%	120%	5.8%	NA	NA	8.0%	4.0%	9.6%
Medians - Second Step Conversions:				$ 84	10.20%	0.46%	166%	$ 8.8	53%	120%	5.8%	NA	NA	8.0%	4.0%	9.6%
Mutual Holding Company Conversions																
PSB Holdings, Inc.*	CT	10/5/04	PSBH-NASDAQ	$ 279	8.36%	0.24%	196%	$ 30.9	45%	132%	2.7%	Stock	4.0%	8.0%	4.0%	8.0%
Atlantic Coast Federal Corp. * (9)	GA	10/5/04	ACFC-NASDAQ	$ 580	7.77%	0.67%	96%	$ 58.2	40%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	6.1%
Naugatuck Valley Fin. Corp.	CT	10/1/04	NVSL-NASDAQ	$ 254	8.51%	0.39%	199%	$ 32.7	43%	132%	2.6%	Stock	4.7%	9.1%	4.6%	2.4%
SI Financial Group, Inc.	CT	10/1/04	SIFI-NASDAQ	$ 555	6.21%	0.33%	160%	$ 50.3	40%	132%	2.4%	Stock	5.0%	9.8%	4.9%	2.4%
Averages - Mutual Holding Company Conversions:				$ 417	7.71%	0.41%	163%	$ 43.0	42%	132%	2.5%	NA	NA	8.7%	4.4%	4.7%
Medians - Mutual Holding Company Conversions:				$ 417	8.07%	0.36%	178%	$ 41.5	42%	132%	2.5%	NA	NA	8.6%	4.3%	4.2%
Averages - All Conversions:				$ 306	8.54%	0.43%	164%	$31.6	46%	128%	3.6%	NA	NA	8.5%	4.2%	6.3%
Medians - All Conversions:				$ 266	8.35%	0.36%	178%	$31.8	44%	132%	2.6%	NA	NA	8.0%	4.0%	6.7%

Institution	Initial Dividend Yield (%)	Pro Forma Data: Pricing Ratios(3): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends, Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions														
NONE														
Second Step Conversions														
Roebling Financial Corp.	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$9.90	-1.0%	$9.95	-0.5%	$9.30	-7.0%
DSA Financial Corporation	4.00%	100.3%	20.0x	19.3%	1.0%	19.2%	5.0%	$10.00	$9.80	-2.0%	$9.50	-5.0%	$9.30	-7.0%
Averages - Second Step Conversions:	2.00%	106.3%	26.3x	18.3%	0.8%	17.3%	4.2%	$10.00	$ 9.85	-1.5%	$ 9.73	-2.8%	$9.30	-7.0%
Medians - Second Step Conversions:	2.00%	106.3%	26.3x	18.3%	0.8%	17.3%	4.2%	$10.00	$ 9.85	-1.5%	$ 9.73	-2.8%	$9.30	-7.0%
Mutual Holding Company Conversions														
PSB Holdings, Inc.*	0.00%	85.2%	40.9x	20.6%	0.5%	16.4%	3.2%	$10.00	$10.50	5.0%	$10.60	6.0%	$10.42	4.2%
Atlantic Coast Federal Corp. * (9)	0.00%	87.6%	43.9x	20.7%	0.6%	14.6%	3.9%	$10.00	$11.75	17.5%	$12.31	23.1%	$12.75	27.5%
Naugatuck Valley Fin. Corp.	0.00%	88.8%	49.6x	23.9%	0.6%	17.5%	3.2%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.42	4.2%
SI Financial Group, Inc.	0.00%	89.3%	43.3x	19.0%	0.5%	12.8%	3.8%	$10.00	$11.20	12.0%	$11.06	10.6%	$10.94	9.4%
Averages - Mutual Holding Company Conversions:	0.00%	87.7%	44.4x	21.1%	0.5%	15.3%	3.5%	$10.00	$11.06	10.6%	$11.20	12.0%	$11.13	11.3%
Medians - Mutual Holding Company Conversions:	0.00%	88.2%	43.6x	20.6%	0.5%	15.5%	3.5%	$10.00	$11.00	10.0%	$10.94	9.4%	$10.68	6.8%
Averages - All Conversions:	0.67%	93.9%	38.4x	20.1%	0.6%	16.0%	3.8%	$10.00	$10.66	6.6%	$10.71	7.1%	$10.52	5.2%
Medians - All Conversions:	0.00%	89.1%	42.1x	20.0%	0.5%	15.9%	3.6%	$10.00	$10.65	6.5%	$10.71	7.1%	$10.42	4.2%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

October 29, 2004

<u>*Summary of Adjustments*</u>

Table 7 reveals the adjustments made to BankFinancial's pro forma value based upon our comparative analysis to the Peer Group in the Original Appraisal, and the respective changes made in this updated appraisal:

Table 7
Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustments	Updated Valuation Adjustments
Financial Condition	No Adjustment	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward	Slight Downward
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Upward	Slight Upward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	No Adjustment	No Adjustment
Marketing of the Issue	No Adjustment	Slight Upward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

The factors concerning the valuation parameters of asset growth, primary market area, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal.

In terms of financial condition, the "no adjustment" applied for the Bank's financial condition in the Original Appraisal remained appropriate after taking into account the recent developments through September 30, 2004 as shown in the prospectus, with the Bank reporting minimal changes in the composition of the balance sheet. The Bank's credit risk ratios improved since the date of the Original Appraisal, with lower non-performing loans ratios and higher reserve coverage ratios. Thus, we changed the "Credit Risk" adjustment within the financial condition valuation parameter from "slight downward" to "no adjustment". We changed the earnings adjustment to "slight downward", due to the improved earnings reported for the quarter ended September 30, 2004, which resulted in higher estimated core earnings in the valuation assumptions.

The market for thrift stocks was higher compared to the date of the Original Appraisal, as indicated by the increase in the various pricing ratios shown in Table 5 and the increase in the SNL Index. The pricing measures for the Peer Group and all publicly-traded thrifts increased from the date of the Original Appraisal. Recent thrift offerings have generally been well received, as all four of the recent offerings (MHC offerings, on a fully-converted basis) were closed at the top of their respective superranges and traded somewhat higher in initial trading activity. Considering this new issue market data since the Original Appraisal as well as the general improvement in thrift stocks, we revised the marketing of the issue adjustment from "no adjustment" to a "slight upward" adjustment.

Overall, taking into account the foregoing factors, we believe that an increase in the Bank's estimated pro market value as set forth in the Original Appraisal is appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing BankFinancial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for the reinvestment rate, effective tax rate and stock benefit plan assumptions utilized in the Original Appraisal did not change in this update.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

Based on the foregoing, we have concluded that an increase in BankFinancial's value is appropriate. Therefore, as of October 29, 2004, the aggregate pro forma market value of BankFinancial's conversion stock has been increased from $150,000,000 to $185,000,000 at the midpoint of the valuation range. This valuation increase is based on such factors as the increase in the trading prices of the thrift market in general, the Peer Group companies specifically, and the closing pricing and aftermarket trading of recently converted savings institutions, along with the updated financial condition and earnings performance of the Bank between June 30, 2004 and September 30, 2004.

The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of BankFinancial's pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and an estimated recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Bank reported a net loss of $4.051 million for the twelve months ended September 30, 2004. Thus, the Bank's reported earnings are deemed "not meaningful" for valuation purposes, and thus are not further discussed in this valuation. In deriving BankFinancial's estimated core earnings, the adjustments made to reported earnings included eliminating the losses incurred on the impairment in value of the securities held for sale, and eliminating gains on the sale of assets (loans and investment securities) for the twelve month period ended September 30, 2004. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 39.75%, the Bank's estimated core earnings were determined to equal $4.325 million for the twelve months ended September 30, 2004. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 8
BankFinancial, F.S.B.
Core Earnings Estimate

	Amount ($000)
Net income	($4,051)
Addback: Loss on Impairment of Securities Held AFS(1)	9,018
Less: Gain on sale of assets(1)	(642)
Core earnings estimate	$4,325

(1) Tax effected at 39.75%.

Based on BankFinancial's estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's updated pro forma core P/E multiple at the $185.0 million midpoint value equaled 35.27 times, which provided for premiums of 65.4% and 79.6% relative to the Peer Group's average and median core P/E multiples of 21.33 times and 19.64 times (versus premiums of 129.8% and 160.7% relative to the Peer Group's average and median core P/E multiples as indicated in the Original Appraisal). The implied premiums reflected in the Bank's pro forma core P/E multiples take into consideration the discount implied for the Bank's pro forma P/B ratio. At the top of the superrange, the Bank's core P/E multiple of 44.11 times reflects premiums of 106.8% and 124.6% relative to the comparable core P/E multiples for the Peer Group. See Exhibit 1 for thrift industry stock market pricing ratios and data. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 9
Public Market Pricing
BankFinancial Corp. of IL and the Comparables
As of October 29, 2004

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
BankFinancial Corp. of IL																			
Superrange	$10.00	$244.66	($0.12)	$12.49	NM	80.09	14.53	86.05	44.11	$0.00	0.00	0.00	$1,684	18.14	0.55	(0.17)	(0.93)	0.33	1.82
Range Maximum	10.00	212.75	(0.14)	13.05	NM	76.62	12.85	82.94	39.51	$0.00	0.00	0.00	1,656	16.77	0.56	(0.18)	(1.08)	0.33	1.94
Range Midpoint	10.00	185.00	(0.17)	13.70	NM	72.98	11.34	79.63	35.27	$0.00	0.00	0.00	1,632	15.53	0.56	(0.19)	(1.24)	0.32	2.07
Range Minimum	10.00	157.25	(0.21)	14.58	NM	68.58	9.78	75.56	30.81	$0.00	0.00	0.00	1,608	14.26	0.57	(0.20)	(1.43)	0.32	2.23
All Public Companies(7)																			
Averages	21.86	374.07	0.94	13.97	18.32	161.38	17.47	175.37	19.77	0.47	2.13	34.51	2,430	10.86	0.59	0.81	8.51	0.59	7.20
Medians	---	---	---	---	17.03	151.00	15.22	163.54	18.03	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of IL(7)																			
Averages	26.64	239.09	1.57	20.68	16.81	128.77	12.55	139.72	19.39	0.53	1.98	37.48	1,652	9.89	0.55	0.79	7.57	0.71	6.85
Medians	---	---	---	---	15.48	116.99	12.67	116.99	15.57	---	---	---	---	---	---	---	---	---	---
Comparable Group Averages																			
Averages	20.06	200.42	0.93	15.19	18.07	131.95	13.43	146.20	21.33	0.48	2.48	44.16	1,428	10.14	0.71	0.72	6.79	0.62	5.81
Medians	---	---	---	---	17.27	128.69	13.55	143.04	19.64	---	---	---	---	---	---	---	---	---	---
State of IL																			
CFSL Chesterfield Financial of IL(7)	31.35	121.51	0.51	19.29	NM	162.52	33.54	163.54	NM	0.32	1.02	62.75	362	20.64	0.10	0.54	2.67	0.54	2.67
CFSB Citizens First Fin Corp. of IL	26.20	39.27	0.84	22.45	24.72	116.70	11.75	116.70	31.19	0.40	1.53	47.62	334	10.07	0.99	0.46	4.78	0.36	3.79
EFC EFC Bancorp, Inc of Elgin IL	25.90	120.51	1.43	17.13	17.04	151.20	12.67	151.20	18.11	0.62	2.39	43.36	951	8.38	0.27	0.78	9.01	0.74	8.48
FBTC First BancTrust Corp of IL	12.05	30.13	0.44	10.30	19.75	116.99	13.62	116.99	27.39	0.24	1.99	54.55	221	11.64	1.25	0.68	5.79	0.49	4.17
FFBI First Federal Bancshares of IL	23.15	30.33	1.65	16.43	13.54	140.90	9.86	152.20	14.03	0.44	1.90	26.67	308	6.99	0.52	0.69	5.75	0.67	5.55
GTPS Great American Bancorp of IL	26.00	19.11	1.67	23.59	15.48	110.22	12.21	113.39	15.57	0.44	1.69	26.35	157	11.08	0.02	0.78	7.07	0.77	7.03
MAFB MAF Bancorp, Inc. of IL	42.87	1399.71	2.89	28.63	13.83	149.74	15.02	211.91	14.83	0.84	1.96	29.07	9,321	10.03	0.34	1.17	11.84	1.09	11.04
PFED Park Bancorp of Chicago IL	30.30	34.54	2.07	26.20	13.29	115.65	12.76	115.65	14.64	0.72	2.38	34.78	271	11.03	0.45	0.97	8.73	0.88	7.92
Comparable Group																			
CITZ CFS Bancorp, Inc of Munster IN	13.85	170.49	-0.11	12.38	NM	111.87	11.92	112.97	NM	0.44	3.18	NM	1,430	10.66	2.35	-0.04	-0.40	-0.09	-0.87
CAFI Camco Fin Corp of Cambridge OH	15.16	115.84	0.44	12.00	24.45	126.33	10.84	130.46	34.45	0.58	3.83	NM	1,069	8.58	NA	0.45	5.07	0.32	3.59
CTZN Citizens First Bancorp of MI	23.63	195.89	1.11	19.15	20.20	123.39	15.14	134.87	21.29	0.36	1.52	32.43	1,294	12.27	0.63	0.84	6.18	0.79	5.87
EFC EFC Bancorp, Inc of Elgin IL	25.90	120.51	1.43	17.13	17.04	151.20	12.67	151.20	18.11	0.62	2.39	43.36	951	8.38	0.27	0.78	9.01	0.74	8.48
FDEF First Defiance Fin. Corp of OH	27.69	174.06	1.41	19.95	17.20	138.80	15.79	163.46	19.64	0.80	2.89	56.74	1,102	11.38	0.18	0.96	8.10	0.84	7.10
FPFC First Place Fin. Corp. of OH	19.75	295.97	0.79	15.07	20.57	131.06	12.98	194.01	25.00	0.56	2.84	70.89	2,280	9.90	0.65	0.76	7.12	0.62	5.86
HFFC HF Financial Corp. of SD	17.00	60.27	1.21	14.57	11.56	116.68	7.11	129.08	14.05	0.44	2.59	36.36	847	6.10	0.27	0.64	10.29	0.53	8.47
MFSF MutualFirst Fin. Inc. of IN	24.15	115.49	1.36	19.29	15.68	125.19	14.11	126.44	17.76	0.48	1.99	35.29	818	11.27	0.61	0.91	7.70	0.80	6.80
TONE TierOne Corp. of Lincoln NE	22.28	407.41	1.18	14.42	17.27	154.51	18.07	154.51	18.88	0.20	0.90	16.95	2,255	11.69	NA	1.06	7.58	0.97	6.94
UCFC United Community Fin. of OH	11.17	348.25	0.49	7.95	18.62	140.50	15.63	164.99	22.80	0.30	2.69	61.22	2,229	11.12	0.73	0.89	7.23	0.72	5.90

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

2. P/B Approach. In applying the P/B approach, we considered both reported book value and tangible book value. The pre-conversion book value for BankFinancial equaled $93.4 million, while the pre-conversion tangible book value totaled $72.2 million. Based on the $185.0 million midpoint value, the Bank's pro forma P/B and P/TB ratios equaled 73.0% and 79.6%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 131.95% and 146.20%, respectively, BankFinancial's updated ratios were discounted by 44.7% and 45.5% (versus discounts of 48.6% and 48.9% from the Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). At the top of the superrange, the Bank's P/B and P/TB pro forma ratios equaled 80.1% and 86.1% and reflected discounts of 39.3% and 41.1% relative to the comparable P/B and P/TB ratios for the Peer Group. RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value, the Bank's comparatively lower pro forma core ROE, and the Bank's resulting core P/E multiple.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $185.0 million midpoint value, BankFinancial's pro forma P/A ratio equaled 11.34%. In comparison to the Peer Group's average P/A ratio of 13.43%, BankFinancial's P/A ratio indicated a discount of 15.6% (versus a discount of 29.2% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 29, 2004, the estimated aggregate pro forma market value of the Bank was $185,000,000 at the midpoint, equal to 1,850,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum offering amount of $157,250,000 and a maximum offering amount of $212,750,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 15,725,000 shares at the minimum and 21,275,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $244,662,500 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares offered of 24,466,250. The pro forma valuation calculations relative to the Peer Group are shown in Table 9 and are detailed in Exhibits 3 and Exhibit 4.

Respectfully submitted,
RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James J. Oren
Senior Vice President

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of October 29, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of October 29, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(147)	21.89	15,738	365.1	24.75	18.57	21.60	1.17	5.81	0.79	1.25	0.98	14.87	13.64	166.20
NYSE Traded Companies(10)	34.52	76,031	2,104.2	38.01	28.69	33.17	3.85	8.61	4.64	2.65	1.96	19.37	17.91	276.46
AMEX Traded Companies(9)	22.86	3,939	79.8	25.63	18.78	22.69	1.53	16.35	6.60	1.22	1.00	15.40	15.16	182.95
NASDAQ Listed OTC Companies(128)	20.72	11,174	230.0	23.54	17.67	20.52	0.91	4.92	0.10	1.13	0.89	14.44	13.18	155.50
California Companies(12)	31.41	23,981	825.5	33.89	24.57	30.57	1.86	18.83	15.51	2.15	1.50	17.66	16.80	241.78
Florida Companies(8)	25.84	20,434	509.9	27.10	19.17	24.92	3.76	24.63	16.36	1.27	1.26	11.21	10.76	155.90
Mid-Atlantic Companies(33)	20.92	29,285	658.4	24.36	18.10	20.58	1.61	3.79	-4.42	1.15	0.96	13.18	11.65	165.85
Mid-West Companies(67)	20.46	7,645	160.5	23.53	17.78	20.35	0.51	1.85	-1.43	1.22	0.91	15.42	14.36	157.22
New England Companies(4)	26.35	39,967	592.6	30.63	22.76	26.70	-1.54	20.55	8.06	1.43	1.28	18.07	14.38	197.48
North-West Companies(6)	26.00	20,152	547.8	26.75	21.64	25.42	2.04	8.41	6.03	1.39	1.31	17.24	14.63	158.65
South-East Companies(13)	19.26	8,183	122.9	21.89	16.97	18.98	1.47	-0.49	-3.77	0.83	0.61	14.41	13.87	135.09
South-West Companies(3)	15.36	11,226	183.8	17.72	13.67	14.91	2.93	10.19	-6.54	0.77	0.35	12.53	8.39	188.60
Western Companies (Excl CA)(1)	12.03	6,520	78.4	13.91	8.70	12.30	-2.20	38.28	30.05	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(138)	21.74	12,521	293.2	24.67	18.48	21.47	1.07	5.43	0.65	1.22	0.96	14.94	13.78	165.09
Mortgage Banker Strategy(7)	26.50	83,668	1,895.3	27.98	21.59	25.59	3.46	14.26	5.06	1.83	1.44	14.52	11.68	198.88
Real Estate Strategy(2)	13.59	7,044	95.7	16.34	11.65	13.61	-0.15	1.65	-7.24	0.98	0.49	9.00	9.00	107.28
Companies Issuing Dividends(133)	21.92	16,023	366.8	24.89	18.75	21.67	1.02	4.86	0.04	1.25	0.99	15.04	13.85	162.97
Companies Without Dividends(13)	21.51	12,295	343.8	23.10	16.31	20.73	2.90	17.28	9.91	1.19	0.79	12.87	11.17	205.31
Equity/Assets <6%(14)	18.79	11,806	272.3	21.13	15.20	18.46	1.54	10.50	6.40	1.28	0.80	11.36	10.54	217.94
Equity/Assets 6-12%(99)	23.67	14,740	369.8	26.66	20.04	23.28	1.59	5.20	0.38	1.42	1.19	15.47	14.32	182.42
Equity/Assets >12%(34)	18.04	20,093	387.4	20.74	15.70	18.04	-0.18	5.73	-0.20	0.74	0.44	14.54	12.93	100.12
Actively Traded Companies(8)	27.95	67,988	1,683.7	30.44	23.99	27.49	1.51	6.26	1.07	1.84	1.88	16.21	12.98	195.71
Market Value Below $20 Million(13)	13.06	1,459	15.5	16.18	11.91	13.16	0.88	-4.80	-9.24	0.58	0.13	11.85	11.05	150.85
Holding Company Structure(145)	21.96	15,803	367.2	24.84	18.64	21.67	1.15	5.56	0.51	1.25	0.98	14.94	13.70	166.98
Assets Over $1 Billion(51)	25.17	38,222	910.6	27.77	20.86	24.43	2.54	9.37	3.86	1.54	1.09	14.61	12.71	180.37
Assets $500 Million-$1 Billion(36)	21.85	4,814	94.9	24.49	18.51	21.69	0.96	5.18	-0.42	1.24	0.99	14.89	13.73	177.49
Assets $250-$500 Million(31)	20.39	2,585	47.8	23.39	17.79	20.45	-0.06	2.60	0.63	1.22	1.12	15.96	14.94	168.14
Assets less than $250 Million(29)	17.28	1,477	24.2	20.81	15.11	17.31	0.08	3.18	-3.18	0.74	0.62	14.24	13.99	122.26
Goodwill Companies(99)	22.79	20,482	483.9	25.60	19.30	22.44	1.26	6.47	0.71	1.28	0.96	15.03	13.25	171.96
Non-Goodwill Companies(48)	19.91	5,324	104.1	22.90	16.97	19.76	0.97	4.36	0.97	1.18	1.02	14.51	14.51	153.55
Acquirors of FSLIC Cases(5)	30.97	37,259	1,172.4	32.62	26.54	30.09	2.21	8.60	5.13	1.88	2.00	20.21	18.82	269.70

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 29, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(20)	23.34	32,569	582.4	26.81	20.18	23.13	0.89	4.16	-1.54	1.33	1.29	13.88	12.96	149.25
NYSE Traded Companies(2)	18.18	170,354	3,114.1	28.56	16.75	17.55	3.66	-21.84	-20.22	0.91	1.13	11.13	7.13	73.85
AMEX Traded Companies(2)	28.59	4,200	135.5	29.85	25.03	27.55	3.38	7.33	2.44	1.63	1.51	18.16	17.52	218.24
NASDAQ Listed OTC Companies(16)	23.33	16,938	284.5	26.12	19.98	23.30	0.14	7.42	0.56	1.35	1.28	13.67	13.15	150.17
Mid-Atlantic Companies(7)	19.27	80,296	1,398.7	24.62	17.16	19.01	1.75	-4.60	-9.67	1.21	1.18	11.19	9.25	117.72
New England Companies(10)	27.85	9,549	192.4	30.54	23.86	27.60	0.71	7.73	1.73	1.50	1.47	17.00	16.45	181.98
North-West Companies(2)	22.18	7,727	165.0	24.51	18.22	22.08	0.53	19.27	11.54	1.49	1.32	10.76	10.73	136.71
South-East Companies(1)	9.56	3,068	29.3	10.95	9.13	9.75	-1.95	-5.72	-8.43	0.29	0.29	8.29	8.29	68.99
Thrift Strategy(19)	23.34	32,569	582.4	26.81	20.18	23.13	0.89	4.16	-1.54	1.33	1.29	13.88	12.96	149.25
Companies Issuing Dividends(20)	23.34	32,569	582.4	26.81	20.18	23.13	0.89	4.16	-1.54	1.33	1.29	13.88	12.96	149.25
Equity/Assets <6%(1)	24.75	5,285	130.8	26.45	19.71	24.77	-0.08	26.02	11.14	1.71	1.51	10.97	10.97	186.03
Equity/Assets 6-12%(13)	27.32	7,694	165.4	30.31	23.55	27.12	0.67	8.17	0.36	1.65	1.58	16.29	15.64	193.23
Equity/Assets >12%(6)	15.83	82,720	1,422.1	20.44	14.10	15.56	1.45	-6.84	-7.14	0.68	0.72	9.96	8.39	62.49
Actively Traded Companies(5)	30.05	4,527	117.8	34.12	25.76	29.88	0.64	3.23	0.03	1.67	1.68	19.10	18.77	195.89
Holding Company Structure(17)	22.03	38,741	688.6	25.55	19.00	21.73	1.26	1.17	-3.63	1.19	1.18	13.32	12.25	133.79
Assets Over $1 Billion(8)	19.84	77,927	1,356.5	24.26	17.54	19.32	2.33	-5.36	-8.32	0.98	1.02	11.21	9.48	91.34
Assets $500 Million-$1 Billion(7)	29.13	4,332	115.2	32.37	25.30	29.00	0.55	6.56	-0.19	1.72	1.58	17.26	16.70	206.07
Assets $250-$500 Million(3)	24.82	2,653	57.2	27.08	20.70	24.98	-0.40	16.08	9.53	1.97	1.99	16.84	16.58	214.13
Assets less than $250 Million(2)	13.88	2,560	33.3	15.98	11.02	14.10	-1.68	17.16	6.38	0.60	0.55	8.46	8.43	88.20
Goodwill Companies(13)	24.61	35,759	673.0	28.94	21.27	24.31	1.26	3.23	-3.16	1.42	1.33	14.81	13.55	166.34
Non-Goodwill Companies(6)	22.19	14,716	248.5	23.89	19.32	22.21	-0.34	8.12	3.41	1.30	1.36	12.69	12.69	129.50

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 29, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(17)	18.75	15,494	117.6	21.77	15.76	18.37	1.32	12.34	9.76	0.42	0.40	8.72	8.28	70.08
BIF-Insured Thrifts(6)	25.66	50,467	672.5	28.70	19.92	25.50	-0.06	16.29	9.83	0.87	0.60	9.41	8.90	88.05
AMEX Traded Companies(2)	19.62	5,880	66.6	20.20	14.16	19.33	1.41	11.94	14.87	0.49	0.44	10.06	10.06	63.13
NASDAQ Listed OTC Companies(21)	20.64	26,402	281.0	23.90	17.10	20.31	0.92	13.50	9.29	0.54	0.45	8.79	8.29	75.87
California Companies(1)	14.79	14,549	84.1	15.62	10.47	14.50	2.00	47.90	47.90	0.24	0.21	6.13	6.13	40.17
Mid-Atlantic Companies(10)	22.39	29,371	319.1	27.00	18.96	21.97	1.71	5.92	1.29	0.66	0.62	8.82	8.10	91.65
Mid-West Companies(5)	17.94	18,707	168.1	21.05	15.13	17.99	-0.64	13.21	8.77	0.29	0.31	9.14	8.82	68.14
New England Companies(5)	18.72	26,058	341.7	19.46	13.83	18.57	0.03	18.82	18.59	0.66	0.40	8.95	8.71	64.88
South-East Companies(2)	25.33	17,060	104.8	27.08	21.27	24.12	3.06	20.08	13.62	0.38	0.26	9.93	9.68	48.92
Thrift Strategy(22)	19.78	21,477	207.8	22.92	16.65	19.47	0.92	10.49	6.91	0.47	0.44	8.73	8.31	73.05
Diversified Strategy(1)	37.49	93,700	1,463.0	38.13	21.15	36.82	1.82	76.59	72.76	2.02	0.78	12.64	11.46	112.50
Companies Issuing Dividends(18)	22.97	28,333	319.4	26.66	18.58	22.54	1.38	11.90	7.32	0.61	0.52	9.57	9.00	83.76
Companies Without Dividends(5)	11.86	11,242	57.0	12.48	10.61	11.91	-0.53	18.64	18.64	0.26	0.23	6.49	6.45	42.40
Equity/Assets <6%(1)	16.46	5,899	35.3	22.68	13.15	16.54	-0.48	-1.61	-11.27	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(8)	28.82	51,614	638.5	32.78	23.03	28.34	1.00	16.48	10.33	0.97	0.77	10.90	9.94	120.66
Equity/Assets >12%(14)	16.12	10,528	63.6	18.38	13.58	15.86	1.04	12.66	10.97	0.32	0.30	7.90	7.73	44.80
Holding Company Structure(20)	20.44	21,371	216.3	23.72	17.27	20.13	0.74	8.30	4.36	0.50	0.47	8.97	8.50	77.10
Assets Over $1 Billion(5)	33.94	84,517	1,032.2	37.15	26.56	32.56	4.36	22.98	14.79	1.01	0.73	11.47	10.56	102.27
Assets $500 Million-$1 Billion(6)	15.16	14,595	88.5	17.07	12.17	15.02	0.86	16.65	15.49	0.28	0.24	7.41	7.30	61.06
Assets $250-$500 Million(9)	18.91	5,119	31.5	23.04	16.35	19.02	-1.04	3.16	-0.28	0.49	0.47	8.88	8.30	81.86
Assets less than $250 Million(3)	13.93	3,325	19.4	15.60	11.50	13.72	1.50	21.41	20.18	0.38	0.38	7.63	7.62	35.06
Goodwill Companies(11)	19.02	19,898	214.6	21.82	15.12	18.89	-0.22	11.82	7.54	0.55	0.38	8.58	7.63	81.07
Non-Goodwill Companies(12)	21.95	28,943	306.1	25.19	18.43	21.46	2.05	14.78	11.82	0.52	0.52	9.19	9.19	68.99
MHC Institutions(23)	20.55	24,617	262.3	23.58	16.85	20.23	0.96	13.37	9.78	0.54	0.45	8.90	8.44	74.77
MHC Converted Last 3 Months(4)	11.13	10,415	50.3	11.70	10.65	11.26	-1.16	11.33	11.33	0.26	0.23	6.59	6.53	42.96

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 29, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	39.09	74,960	2,930.2	42.55	33.26	36.05	8.43	13.70	5.08	2.89	2.88	19.49	16.02	303.83
BBX	BankAtlantic Bancorp of FL	17.49	59,874	1,047.2	19.75	13.70	16.86	3.74	4.11	-7.95	1.19	1.38	7.67	6.22	94.84
CFB	Commercial Federal Corp. of NE	27.81	39,353	1,094.4	28.48	24.22	27.37	1.61	9.45	4.12	2.01	1.92	19.51	15.04	290.11
DSL	Downey Financial Corp. of CA	55.26	27,854	1,539.2	57.55	45.74	53.10	4.07	19.64	12.09	3.05	2.63	34.67	34.55	561.48
FED	FirstFed Financial Corp. of CA	51.40	16,433	844.7	52.62	38.16	49.10	4.68	11.50	18.16	3.93	3.71	27.88	27.53	391.81
FBC	Flagstar Bancorp, Inc. of MI	20.89	61,338	1,281.4	28.11	18.00	20.10	3.93	-6.53	-2.47	3.35	1.68	11.57	11.57	195.08
NDE	IndyMac Bancorp, Inc. of CA	32.26	61,920	1,997.5	38.10	26.45	31.91	1.10	21.51	8.29	2.85	-1.44	19.64	18.35	260.66
NYB	New York Community Bcrp of NY*	18.36	265,090	4,867.1	35.57	17.59	18.09	1.49	-31.06	-35.67	1.35	1.83	11.47	3.75	90.87
PFB	PFF Bancorp, Inc. of Pomona CA	39.45	16,702	658.9	40.95	33.93	38.33	2.92	4.34	8.74	2.75	2.49	19.78	19.71	238.57
PFS	Provident Fin. Serv. Inc of NJ*	18.00	75,617	1,361.1	21.55	15.91	17.01	5.82	-12.62	-4.76	0.47	0.43	10.79	10.50	56.82
SOV	Sovereign Bancorp, Inc. of PA	21.65	350,000	7,577.5	25.20	19.31	21.23	1.98	3.84	-8.84	1.30	1.17	10.90	6.50	139.11
WES	Westcorp of Irvine CA	39.92	51,873	2,070.8	46.80	34.13	37.65	6.03	4.58	9.22	3.20	3.20	23.63	23.62	289.15
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	37.78	5,874	221.9	39.20	32.46	36.10	4.65	4.36	4.36	1.86	1.78	21.87	20.89	223.10
BFD	BostonFed Bancorp, Inc. of MA(8)	43.28	4,540	196.5	43.69	29.20	42.82	1.07	32.72	24.01	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	19.52	2,295	44.8	26.50	17.85	19.69	-0.86	-6.15	-23.15	2.11	1.95	18.27	18.27	240.89
EFC	EFC Bancorp, Inc of Elgin IL	25.90	4,653	120.5	28.49	21.16	25.75	0.58	22.23	8.37	1.52	1.43	17.13	17.13	204.35
FDT	Federal Trust Corp of FL	9.80	6,662	65.3	9.85	6.90	9.45	3.70	29.63	22.50	0.46	0.41	4.11	4.11	77.36
GOV	Gouverneur Bcp MHC of NY(42.5)	14.90	2,283	14.5	14.90	11.50	14.75	1.02	24.17	27.35	0.36	0.35	7.82	7.82	42.94
NBN	Northeast Bancorp of Auburn ME*	19.40	2,525	49.0	20.50	17.60	19.00	2.11	10.29	0.52	1.39	1.23	14.44	14.14	213.37
SZB	SouthFirst Bancshares of AL	15.70	719	11.3	18.75	14.95	15.10	3.97	-2.18	-9.25	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	40.00	2,271	90.8	41.75	34.10	40.25	-0.62	11.92	10.25	2.61	2.56	25.53	25.53	255.59
WSB	Washington SB, FSB of Bowie MD	12.68	7,308	92.7	13.60	8.75	12.21	3.85	37.68	37.08	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	24.33	9,477	118.7	25.50	16.81	23.90	1.80	-0.29	2.40	0.61	0.53	12.30	12.30	83.31
WFI	Winton Financial Corp. of OH(8)	21.64	4,746	102.7	22.01	12.70	21.40	1.12	60.30	64.44	1.00	0.89	10.20	10.19	116.28
WRO	Woronoco Bancorp, Inc. of MA	36.40	3,668	133.5	40.50	27.75	36.38	0.05	21.33	0.41	1.56	1.50	22.16	21.28	244.95
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	19.06	1,223	23.3	25.00	17.32	19.00	0.32	-1.50	-16.29	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	14.02	981	13.8	19.36	13.12	14.03	-0.07	-1.41	-2.30	1.03	1.09	13.08	13.08	157.35
ASBP	ASB Financial Corp. of OH	22.00	1,661	36.5	29.24	21.05	21.05	4.51	-7.87	-2.48	1.21	1.22	10.49	10.49	100.16
AABC	Access Anytime Bancorp of NM	14.22	1,227	17.4	14.74	13.00	14.01	1.50	6.60	0.07	0.95	0.19	13.07	7.62	232.55
AFBC	Advance Fin. Bancorp of WV(8)	25.78	1,398	36.0	26.75	17.00	25.75	0.12	44.26	41.42	1.78	1.45	15.54	11.09	229.71
ALLB	Alliance Bank MHC of PA (20.0)	30.75	3,441	21.2	40.50	26.45	31.24	-1.57	12.02	9.82	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	15.28	3,149	48.1	18.00	14.07	15.50	-1.42	-0.97	5.38	0.79	1.71	12.43	12.20	136.09
ABCW	Anchor BanCorp Wisconsin of WI	25.94	22,998	596.6	27.13	23.94	25.43	2.01	-0.15	4.18	1.91	1.29	13.38	12.47	166.96
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	12.75	14,548	74.2	13.15	11.37	12.90	-1.16	27.50	27.50	0.36	0.25	6.52	6.34	43.27
ALFC	Atlantic Liberty Fincl of NY	18.74	1,588	29.8	20.90	16.48	18.15	3.25	-1.37	-4.14	0.89	0.89	16.64	16.64	115.06
BCSB	BCSB Bankcorp MHC of MD (36.4)	16.46	5,899	35.3	22.68	13.15	16.54	-0.48	-1.61	-11.27	0.11	0.10	6.84	6.38	127.13
BFCF	BFC Financial Corp. of FL(8)	10.33	21,270	219.7	14.00	7.43	10.80	-4.35	32.78	15.81	0.00	0.00	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	12.28	78,410	962.9	12.60	9.65	11.92	3.02	2.42	7.81	0.34	-8.08	9.24	8.51	40.49
BKUNA	BankUnited Fin. Corp. of FL	29.75	30,059	894.3	30.25	22.08	27.87	6.75	31.81	15.35	1.67	1.63	16.19	15.24	289.78
BRBI	Blue River Bancshares of IN	5.25	3,406	17.9	7.00	4.85	5.31	-1.13	4.58	-15.87	0.10	0.05	4.71	3.66	60.04
BYFC	Broadway Financial Corp. of CA	12.00	1,519	18.2	15.00	11.01	12.00	0.00	-13.17	-7.69	1.09	1.01	8.68	8.68	175.94
BRKL	Brookline Bancorp, Inc. of MA*	15.49	58,825	911.2	16.25	13.75	15.55	-0.39	0.45	0.98	0.29	0.25	9.95	9.95	27.93
CITZ	CFS Bancorp, Inc of Munster IN	13.85	12,310	170.5	15.20	12.44	14.00	-1.07	-2.81	-6.42	-0.05	-0.11	12.38	12.26	116.16
CKFB	CKF Bancorp of Danville KY	16.60	1,466	24.3	20.00	13.13	18.00	-7.78	20.55	-0.90	1.20	1.20	10.95	10.20	104.39
CAFI	Camco Fin Corp of Cambridge OH	15.16	7,641	115.8	18.00	12.63	15.10	0.40	-14.93	-12.52	0.62	0.44	12.00	11.62	139.87
CFFN	Capitol Fd Fn MHC of KS (29.2)	33.98	73,970	730.5	39.58	29.27	32.95	3.13	5.99	-5.79	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	32.00	1,665	53.3	38.00	26.00	32.00	0.00	-7.75	-12.35	1.26	1.09	25.61	24.27	305.31
GCFC	Central Federal Corp. of OH	11.45	2,062	23.6	18.00	11.25	12.70	-9.84	-18.16	-28.84	-0.90	-0.95	9.05	9.05	62.54
CHFN	Charter Fincl MHC of GA (18.4)	37.90	19,571	135.3	41.00	31.17	35.33	7.27	12.66	-0.26	0.39	0.27	13.34	13.03	54.56
CFSL	Chesterfield Financial of IL(8)	31.35	3,876	121.5	31.49	23.00	31.34	0.03	33.46	32.00	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.15	9,919	49.8	13.75	10.17	11.35	-1.76	11.50	11.50	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	23.63	8,290	195.9	25.83	20.53	23.00	2.74	0.64	3.64	1.17	1.11	19.15	17.52	156.09
CFSB	Citizens First Fin Corp. of IL	26.20	1,499	39.3	28.50	20.00	24.54	6.76	5.86	2.75	1.06	0.84	22.45	22.45	222.97
CSBC	Citizens South Banking of NC	12.70	7,452	94.6	15.25	12.40	12.61	0.71	-16.17	-8.96	0.40	0.28	9.63	8.61	67.17
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.70	30,530	160.7	14.25	10.50	11.31	3.45	17.00	17.00	0.12	0.13	6.56	6.56	24.91
CFCP	Coastal Fin. Corp. of SC	14.82	15,893	235.5	15.82	11.82	14.40	2.92	11.34	1.51	0.87	0.83	4.92	4.92	80.53
CCBI	Commercial Capital Bcrp of CA	22.43	54,362	1,219.3	24.99	13.28	23.25	-3.53	67.14	39.66	0.78	0.75	11.20	4.51	91.36

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 29, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
CFFC	Community Fin. Corp. of VA	19.75	2,079	41.1	24.70	17.50	19.65	0.51	9.30	0.00	1.62	1.62	14.03	14.02	170.87
CIBI	Community Inv. Bncp, Inc of OH	13.95	1,080	15.1	17.00	13.00	13.95	0.00	-4.97	-6.81	0.80	0.75	12.25	12.25	112.83
DCOM	Dime Community Bancshars of NY*	16.06	37,350	599.8	21.51	15.52	16.04	0.12	-13.79	-21.70	1.23	1.19	7.51	6.01	91.44
ESBF	ESB Financial Corp. of PA	14.49	10,708	155.2	16.89	10.63	13.98	3.65	-10.00	-10.00	0.87	0.76	8.31	7.61	127.17
ESBK	Elmira Svgs Bank, FSB of NY*	30.00	986	29.6	33.35	26.40	30.46	-1.51	14.77	5.60	2.53	1.97	20.48	19.96	318.01
FFDF	FFD Financial Corp of Dover OH	14.00	1,188	16.6	16.50	13.00	14.45	-3.11	-6.67	-5.08	0.58	0.38	14.09	14.09	114.39
FFLC	FFLC Bancorp of Leesburg FL	30.37	5,405	164.1	30.47	24.26	29.36	3.44	2.08	5.63	1.76	1.69	15.28	15.28	192.36
FFWC	FFW Corporation of Wabash IN	23.27	1,285	29.9	26.12	20.14	23.50	-0.98	7.24	5.77	1.90	1.63	17.61	16.85	186.70
FMCO	FMS Fin Corp. of Burlington NJ	16.86	6,501	109.6	20.50	15.15	16.80	0.36	-3.77	-6.33	1.36	1.32	10.57	10.14	189.40
FFHH	FSF Financial Corp. of MN(8)	34.83	2,386	83.1	35.00	28.01	34.65	0.52	14.84	14.20	1.82	0.77	21.64	19.63	214.09
FSBI	Fidelity Bancorp, Inc. of PA	23.50	2,668	62.7	24.35	19.75	23.00	2.17	5.57	0.04	1.68	1.45	14.94	13.86	238.29
FFFL	Fidelity Bankshares, Inc of FL	38.88	15,132	588.3	39.48	26.90	37.89	2.61	41.38	23.82	1.27	1.32	12.50	12.14	224.86
FFED	Fidelity Fed. Bancorp of IN(8)	1.60	11,000	17.6	2.55	1.32	1.51	5.96	-1.23	1.27	0.02	-0.01	1.42	1.42	17.52
FBTC	First BancTrust Corp of IL	12.05	2,500	30.1	13.75	11.05	12.05	0.00	0.75	-0.66	0.61	0.44	10.30	10.30	88.49
FBEI	First Bancorp of Indiana of IN	20.09	1,609	32.3	23.40	19.05	19.95	0.70	-2.71	0.10	0.19	-0.07	18.00	16.75	164.12
FBSI	First Bancshares, Inc. of MO	19.98	1,628	32.5	22.15	19.28	19.98	0.00	-2.87	-4.86	1.44	1.37	16.77	16.47	162.76
FCAP	First Capital, Inc. of IN	21.00	2,800	58.8	25.00	19.00	21.00	0.00	2.94	0.00	1.25	1.25	15.66	13.53	149.23
FCFL	First Community Bk Corp of FL	22.56	2,115	47.7	26.19	14.30	21.80	3.49	49.40	47.45	0.82	0.76	10.65	10.45	101.69
FDEF	First Defiance Fin. Corp of OH	27.69	6,286	174.1	30.65	22.01	26.45	4.69	-2.67	6.91	1.61	1.41	19.95	16.94	175.37
FFFS	First Fed Serv MHC of IL(45.0)	14.39	3,920	25.4	14.65	11.00	13.50	6.59	43.90	43.90	0.48	0.48	9.08	9.08	34.47
FFBH	First Fed. Bancshares of AR	21.75	5,134	111.7	22.00	18.00	20.49	6.15	14.96	6.10	1.46	1.39	14.58	14.58	141.48
FFBI	First Federal Bancshares of IL	23.15	1,310	30.3	36.00	20.10	23.51	-1.53	-32.98	-34.23	1.71	1.65	16.43	15.21	234.90
FFSX	First Federal Bankshares of IA	23.10	3,740	86.4	25.24	20.00	23.10	0.00	5.00	-6.33	1.50	1.24	19.11	14.10	164.58
FFBZ	First Federal Bncrp, Inc of OH(8)	13.26	3,286	43.6	15.00	8.06	13.18	0.61	56.00	46.20	0.56	0.48	6.97	6.97	78.57
FFCH	First Fin. Holdings Inc. of SC	30.37	12,303	373.6	33.14	25.75	29.23	3.90	-3.34	-2.88	2.00	1.87	13.43	11.60	198.51
FFHS	First Franklin Corp. of OH	20.55	1,646	33.8	22.00	15.26	20.40	0.74	8.44	14.36	0.69	0.41	14.32	14.32	165.72
FKFS	First Keystone Fin., Inc of PA	23.20	1,926	44.7	29.00	21.40	23.25	-0.22	-11.65	-15.02	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	24.20	2,491	60.3	24.80	20.26	22.75	6.37	7.56	12.04	1.70	1.92	17.99	16.63	304.11
FMSB	First Mutual Bncshrs Inc of WA*	24.75	5,285	130.8	26.45	19.71	24.77	-0.08	26.02	11.14	1.71	1.51	10.97	10.97	186.03
FNFG	First Niagara Fin. Group of NY*	13.94	83,551	1,164.7	15.78	11.49	13.59	2.58	-4.59	-6.88	0.43	0.42	8.72	7.34	42.96
FNFI	First Niles Fin., Inc. of OH	19.00	1,385	26.3	20.70	16.43	19.00	0.00	11.76	7.04	0.75	0.63	11.12	11.12	70.23
FPTB	First PacTrust Bancorp of CA	27.90	4,696	131.0	27.90	19.53	26.65	4.69	31.91	25.00	1.01	1.00	16.66	16.66	141.61
FPFC	First Place Fin. Corp. of OH	19.75	14,986	296.0	20.28	16.44	19.54	1.07	1.86	1.13	0.96	0.79	15.07	10.18	152.16
FBNW	FirstBank NW Corp. of WA	29.05	2,962	86.0	31.05	24.50	28.97	0.28	0.24	-4.28	1.73	1.31	23.52	16.50	247.35
FFIC	Flushing Fin. Corp. of NY*	19.27	19,183	369.7	19.93	16.07	18.89	2.01	19.69	5.42	1.22	1.21	8.16	7.95	106.24
FKKY	Frankfort First Bancorp of KY(8)	24.21	1,267	30.7	26.36	19.79	24.49	-1.14	13.93	16.39	0.75	0.75	13.82	13.82	109.01
FBTX	Franklin Bank Corp of TX	16.50	21,225	350.2	20.70	14.33	15.81	4.36	13.79	-13.16	0.59	0.50	11.98	9.15	144.65
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	19.75	1,147	22.7	25.98	18.50	19.75	0.00	6.81	-9.78	1.18	1.14	15.81	15.81	202.34
GSLA	GS Financial Corp. of LA	18.50	1,150	21.3	20.00	17.73	18.60	-0.54	-2.37	-4.84	0.53	0.65	25.15	25.15	180.17
GTPS	Great American Bancorp of IL	26.00	735	19.1	36.75	23.00	27.71	-6.17	-24.64	-25.74	1.68	1.67	23.59	22.93	212.94
PEDE	Great Pee Dee Bancorp of SC	15.25	1,814	27.7	18.10	14.99	14.99	1.73	-13.35	-13.35	0.69	0.63	14.36	13.78	86.19
GAFC	Greater Atlant. Fin Corp of VA	6.59	3,012	19.8	8.25	5.78	6.30	4.60	-15.51	-19.14	-0.04	-3.12	6.38	5.96	167.48
GCBC	Green Co Bcrp MHC of NY (43.9)	32.80	2,054	29.6	36.00	28.16	30.22	8.54	1.42	-1.20	1.42	1.43	14.52	14.52	138.55
HFFC	HF Financial Corp. of SD	17.00	3,545	60.3	18.25	14.05	16.98	0.12	3.91	3.98	1.47	1.21	14.57	13.17	238.95
HMNF	HMN Financial, Inc. of MN	29.75	4,437	132.0	30.00	21.86	29.25	1.71	36.16	22.48	2.10	1.81	18.66	17.72	215.31
HARB	Harbor Florida Bancshrs of FL	32.04	23,789	762.2	33.74	26.02	31.24	2.56	14.02	7.73	1.72	1.60	12.05	11.88	110.43
HARL	Harleysville Svgs Fin Cp of PA	28.56	2,299	65.7	34.50	25.75	28.65	-0.31	-4.61	-4.48	2.05	1.91	18.82	18.82	307.92
HWFG	Harrington West Fncl Grp of CA	17.10	5,279	90.3	19.70	13.16	18.78	-8.95	21.36	23.64	1.52	1.46	9.28	8.33	198.98
HIFS	Hingham Inst. for Sav. of MA*	41.50	2,081	86.4	44.97	39.00	41.50	0.00	2.47	-0.10	2.78	2.76	21.04	21.04	254.29
HCFC	Home City Fin. Corp. of OH	15.72	824	13.0	18.25	14.55	16.47	-4.55	-1.93	-8.87	0.79	0.78	15.03	14.67	185.99
HWEN	Home Financial Bancorp of IN	6.25	1,356	8.5	6.40	4.79	5.45	14.68	6.47	-0.95	0.27	0.35	5.26	5.26	46.77
HLFC	Home Loan Financial Corp of OH	19.58	1,689	33.1	21.40	17.57	19.58	0.00	12.53	1.71	1.01	0.94	13.40	13.40	94.95
HFBC	HopFed Bancorp, Inc. of KY	17.05	3,640	62.1	18.50	16.00	17.00	0.29	-1.73	-1.10	1.09	0.97	12.74	11.19	159.97
HRZB	Horizon Financial Corp. of WA*	19.60	10,168	199.3	22.56	16.73	19.38	1.14	12.51	11.94	1.26	1.12	10.54	10.49	87.38
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	36.54	186,013	2,359.8	40.38	31.40	35.22	3.75	6.07	-4.30	1.23	1.19	7.29	7.29	103.87
HRBT	Hudson River Bancorp Inc of NY(8)	19.61	30,549	599.1	21.44	16.44	19.19	2.19	15.01	0.46	1.07	1.07	9.65	7.37	83.12
ICBC	Independence Comm Bnk Cp of NY	37.63	84,544	3,181.4	41.58	34.30	37.12	1.37	2.31	4.61	2.32	2.31	26.54	12.03	208.55
IFSB	Independence FSB of DC(8)	12.60	1,552	19.6	25.49	12.45	13.45	-6.32	-40.00	-45.83	-1.58	-3.08	11.19	11.19	125.53
JXSB	Jcksnville Bcp MHC of IL(46.8)	17.70	1,952	16.2	20.00	13.20	19.25	-8.05	8.52	4.98	0.35	0.25	9.86	8.30	136.17
JFBI	Jefferson Bancshares Inc of TN	12.98	8,386	108.9	15.00	11.30	13.19	-1.59	-11.10	-5.94	0.17	0.48	11.14	11.14	36.43
KFED	K-Fed Bancorp of CA MHC (39.1)	14.79	14,549	84.1	15.62	10.47	14.50	2.00	47.90	47.90	0.24	0.21	6.13	6.13	40.17
KNBT	KNBT Bancorp, Inc. of PA	17.20	28,895	497.0	17.99	14.17	16.77	2.56	72.00	-2.16	-0.10	0.41	13.02	11.46	75.61
LSBX	LSB Corp of No. Andover MA*	19.64	4,320	84.8	20.81	15.00	19.50	0.72	17.39	13.46	1.41	2.00	13.19	13.19	110.25
LSBI	LSB Fin. Corp. of Lafayette IN	26.42	1,435	37.9	27.00	20.95	26.00	1.62	7.97	0.88	1.95	1.72	20.61	20.61	244.93
LARL	Laurel Capital Group Inc of PA	25.51	1,929	49.2	26.20	19.13	25.96	-1.73	23.24	3.07	0.87	0.86	14.06	12.16	155.20

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 29, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1): High ($)	Price Change Data: 52 Week (1): Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From: Last Week (%)	Price Change Data: % Change From: 52 Wks Ago(2) (%)	Price Change Data: % Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
LNCB	Lincoln Bancorp of IN	19.25	5,341	102.8	21.52	16.12	19.16	0.47	0.26	-3.51	0.64	0.62	15.08	14.68	108.81
MAFB	MAF Bancorp, Inc. of IL	42.87	32,650	1,399.7	44.95	39.27	43.25	-0.88	1.83	2.32	3.10	2.89	28.63	20.23	285.49
MFBC	MFB Corp. of Mishawaka IN	28.00	1,329	37.2	35.00	27.56	30.50	-8.20	-11.25	-8.08	2.02	1.30	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	37.50	4,401	165.0	44.27	32.05	37.00	1.35	-8.47	-12.81	1.66	1.42	25.13	24.88	222.23
MTXC	Matrix Bancorp, Inc. of CO	12.03	6,520	78.4	13.91	8.70	12.30	-2.20	38.28	30.05	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	18.19	2,051	37.3	21.00	12.91	18.45	-1.41	40.03	21.19	0.91	0.82	8.63	8.58	107.41
MCBF	Monarch Community Bncrp of MI	14.05	2,710	38.1	17.21	12.57	14.00	0.36	-16.86	-12.79	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	24.15	4,782	115.5	29.19	20.94	24.05	0.42	-17.29	-3.82	1.54	1.36	19.29	19.10	171.14
MYST	Mystic Financial, Inc. of MA(8)*	40.14	1,570	63.0	40.60	25.50	40.60	-1.13	59.92	32.78	1.04	0.82	17.68	17.68	279.89
NASB	NASB Fin, Inc. of Grandview MO	40.00	8,458	338.3	44.50	34.27	35.75	11.89	1.37	-4.56	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	28.76	2,075	59.7	35.67	27.61	29.58	-2.77	1.52	-15.04	2.89	2.09	19.75	13.90	291.52
NVSL	Naug Vlly Fin MHC of CT (45.0)	10.42	7,604	35.7	11.25	10.26	10.61	-1.79	4.20	4.20	0.21	0.21	6.49	6.49	37.01
NTBK	NetBank, Inc. of Alpharetta GA	9.28	46,747	433.8	14.83	8.99	9.24	0.43	-34.14	-30.49	0.53	-1.27	9.36	7.67	96.01
NABC	NewAlliance Bancshares of CT	13.88	114,159	1,584.5	15.72	12.92	14.15	-1.91	38.80	38.80	-0.15	0.25	12.29	7.95	55.98
NMIL	Newmil Bancorp, Inc. of CT*	29.15	4,200	122.4	29.85	26.00	29.34	-0.65	10.84	0.34	1.95	1.90	13.11	11.13	173.91
FFFD	North Central Bancshares of IA	37.50	1,547	58.0	39.25	34.90	37.75	-0.66	1.35	1.79	3.50	3.50	26.82	23.61	293.12
NEIB	Northeast Indiana Bncrp of IN	22.62	1,425	32.2	22.93	18.63	21.50	5.21	22.14	7.51	1.18	1.12	18.23	18.23	160.48
NEPF	Northeast PA Fin. Corp of PA	16.69	3,976	66.4	20.00	16.25	16.52	1.03	-7.53	-13.12	1.28	1.15	14.70	12.09	210.26
NWSB	Northwest Bcrp MHC of PA(41.4)	23.80	49,330	472.4	26.67	19.81	22.49	5.82	13.60	11.53	1.06	1.03	11.07	7.98	126.20
OCFC	OceanFirst Fin. Corp of NJ	23.84	13,131	313.0	28.00	21.30	23.25	2.54	-8.48	-12.19	1.32	0.82	10.42	10.32	144.04
ONFC	Oneida Fincl MHC of NY (42.4)	11.80	7,489	37.5	17.65	8.74	11.45	3.06	-24.60	-19.95	0.44	0.38	6.91	5.13	57.05
PBNC	PFS Bancorp Inc. of Aurora IN	15.63	1,474	23.0	24.26	15.33	16.00	-2.31	-14.17	-20.46	0.57	0.57	18.42	18.42	84.66
PHSB	PHSB Financial Corp. of PA(8)	26.71	2,903	77.5	26.99	17.60	26.77	-0.22	39.48	24.23	1.04	0.50	15.96	15.96	116.25
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.42	6,943	33.5	11.20	10.25	10.55	-1.23	4.20	4.20	0.24	0.23	7.20	7.20	44.00
PVFC	PVF Capital Corp. of Solon OH	13.59	7,044	95.7	16.34	11.65	13.61	-0.15	1.65	-7.24	0.98	0.49	9.00	9.00	107.28
PPBI	Pacific Premier Bncrp of CA(8)	11.75	5,261	61.8	15.25	8.98	11.00	6.82	27.44	5.95	1.17	1.44	8.13	8.13	92.79
PBCI	Pamrapo Bancorp, Inc. of NJ	22.50	4,975	111.9	29.60	19.45	23.00	-2.17	1.81	-11.24	1.65	1.65	10.89	10.89	129.83
PFED	Park Bancorp of Chicago IL	30.30	1,140	34.5	35.05	26.58	30.30	0.00	7.26	4.27	2.28	2.07	26.20	26.20	237.53
PVSA	Parkvale Financial Corp of PA	26.77	5,581	149.4	30.73	25.21	26.32	1.71	-1.29	-0.30	1.83	1.76	19.03	17.05	287.09
PRTR	Partners Trust Fin. Grp. of NY	10.18	49,049	499.3	21.27	9.35	10.17	0.10	-25.58	-41.59	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	17.50	2,448	15.1	21.00	14.77	18.50	-5.41	7.63	-5.20	0.61	0.42	8.61	6.74	122.52
PFSB	PennFed Fin. Services of NJ	32.45	6,889	223.5	36.95	27.80	30.48	6.46	2.72	-3.13	1.81	1.80	17.83	17.70	284.84
PFDC	Peoples Bancorp of Auburn IN	21.80	3,371	73.5	28.00	21.32	23.10	-5.63	-9.17	-9.17	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	37.49	93,700	1,463.0	38.13	21.15	36.82	1.82	76.59	72.76	2.02	0.78	12.64	11.46	112.50
PCBI	Peoples Community Bcrp. of OH	23.15	3,899	90.3	24.50	19.83	23.16	-0.04	-3.54	2.89	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.00	1,433	21.5	18.50	13.25	15.00	0.00	10.70	-5.54	0.68	0.68	12.16	12.16	94.75
PFSL	Pocahontas Bancorp, Inc. of AR	16.09	4,571	73.5	18.11	13.35	15.05	6.91	19.54	0.94	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	12.09	39,655	479.4	12.42	9.59	11.73	3.07	24.00	14.06	0.28	0.33	8.82	7.02	46.05
PROV	Provident Fin. Holdings of CA	28.55	6,993	199.7	29.58	20.64	26.69	6.97	37.13	18.07	2.41	0.75	16.03	16.01	206.83
PULB	Pulaski Fin Cp of St. Louis MO	19.00	5,445	103.5	20.44	14.40	19.10	-0.52	23.14	12.56	1.04	0.32	7.09	6.99	104.06
RPFG	Ranier Pacific Fin Group of WA	17.60	7,786	137.0	18.35	15.22	17.66	-0.34	5.33	10.55	-0.24	-0.24	13.49	13.46	96.06
RIVR	River Valley Bancorp of IN(8)	21.35	1,608	34.3	30.25	20.50	21.25	0.47	1.67	-27.45	1.58	1.19	13.74	13.72	160.73
RVSB	Riverview Bancorp, Inc. of WA	21.41	4,800	102.8	21.95	19.26	21.25	0.75	5.05	0.71	1.51	1.53	14.10	12.05	109.47
ROME	Rome Bncp Inc MHC of NY (38.5)*	27.68	4,222	45.1	36.00	25.15	27.99	-1.11	3.52	-10.88	0.50	0.44	8.43	8.43	62.11
SIFI	SI Fin Gp Inc MHC of CT (42.0)	10.94	12,564	57.7	11.20	10.70	10.99	-0.45	9.40	9.40	0.23	0.23	6.13	6.10	47.57
SVBI	Severn Bancorp, Inc. of MD	33.79	4,159	140.5	37.70	26.05	34.00	-0.62	12.04	5.76	2.90	2.75	13.08	13.00	149.27
SFFS	Sound Fed Bancorp, Inc. of NY	14.34	12,578	180.4	17.35	12.51	14.65	-2.12	-10.71	-8.02	0.49	0.49	10.29	9.18	76.75
SSFC	South Street Fin. Corp. of NC*	9.56	3,068	29.3	10.95	9.13	9.75	-1.95	-5.72	-8.43	0.29	0.29	8.29	8.29	68.99
SMBC	Southern Missouri Bncrp of MO	16.64	2,227	37.1	17.50	13.61	15.71	5.92	15.40	20.14	1.29	1.30	11.65	10.37	140.05
STSA	Sterling Financial Corp of WA	37.57	22,791	856.3	37.73	27.73	35.96	4.48	31.18	20.77	2.18	2.12	19.62	13.86	295.44
STBI	Sturgis Bancorp, Inc. of MI	14.95	2,730	40.8	15.87	11.95	14.69	1.77	24.58	5.36	0.76	0.55	10.34	8.43	115.06
SYNF	Synergy Financial Group of NJ	10.52	12,452	131.0	11.50	8.53	10.60	-0.75	23.33	4.68	0.32	0.32	8.49	8.43	67.28
THRD	TF Fin. Corp. of Newtown PA	29.27	2,780	81.4	35.47	26.30	28.88	1.35	-11.25	-14.42	-1.36	-1.27	20.60	18.94	224.70
TONE	TierOne Corp. of Lincoln NE	22.28	18,286	407.4	25.37	19.77	22.10	0.81	-5.99	-2.96	1.29	1.18	14.42	14.42	123.33
TSBK	Timberland Bancorp, Inc. of WA	24.85	3,892	96.7	24.95	21.00	24.25	2.47	2.35	9.52	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	13.39	74,191	993.4	14.25	11.80	12.92	3.64	1.90	1.83	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	18.00	1,935	34.8	19.60	16.53	18.45	-2.44	4.59	3.09	0.92	0.92	17.19	15.77	133.21
UCFC	United Community Fin. of OH	11.17	31,177	348.2	13.99	10.43	10.95	2.01	0.54	-2.10	0.60	0.49	7.95	6.77	71.48
UPFC	United PanAm Fin. Corp of CA	19.26	16,164	311.3	19.64	14.20	18.80	2.45	1.21	15.40	1.01	0.98	6.82	6.82	103.23
UTBI	United Tenn. Bankshares of TN	20.25	1,202	24.3	20.25	15.75	20.00	1.25	30.31	25.15	1.70	1.65	14.21	13.58	102.69
WSFS	WSFS Financial Corp. of DE(8)*	54.31	7,036	382.1	54.45	42.60	51.18	6.12	23.26	21.09	3.46	3.29	25.26	25.10	341.10
WVFC	WVS Financial Corp. of PA	17.80	2,446	43.5	19.98	16.00	17.79	0.06	1.77	1.71	0.94	0.94	11.94	11.94	177.28
WFSL	Washington Federal, Inc. of WA	25.52	78,680	2,007.9	26.44	22.13	24.40	4.59	6.29	-1.09	1.68	1.73	14.24	13.49	91.12
WAYN	Wayne Savings Bancshares of OH	16.02	3,770	60.4	21.00	14.29	16.77	-4.47	6.87	-11.00	0.65	0.62	11.15	10.76	102.51
WYPT	Waypoint Financial Corp of PA(8)	27.46	33,456	918.7	28.20	20.70	27.02	1.63	29.47	26.60	1.03	0.88	12.65	12.02	159.97

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 29, 2004

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WCFB Wbstr Cty Fed MHC of IA (39.0)	12.50	3,772	18.4	17.25	12.00	12.90	-3.10	-3.85	-10.71	0.30	0.30	5.99	5.96	27.78
WEFC Wells Fin. Corp. of Wells MN	29.50	1,161	34.2	34.79	22.16	29.46	0.14	3.55	-1.67	2.32	1.14	24.40	24.40	192.38
WGBC Willow Grove Bancorp Inc of PA	16.96	9,477	160.7	18.78	14.85	16.66	1.80	-1.80	-4.50	0.66	0.61	11.02	10.92	102.94

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of October 29, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(147)	10.04	9.20	0.79	8.75	5.33	0.52	7.17	0.67	157.56	0.99	17.86	150.79	14.72	165.39	19.47	0.46	2.11	32.94
NYSE Traded Companies(10)	7.20	6.43	1.12	15.64	8.05	0.85	11.57	0.44	81.39	1.01	13.43	183.76	13.28	211.53	14.98	0.59	1.90	21.97
AMEX Traded Companies(9)	8.23	8.12	0.80	9.07	5.13	0.64	7.23	0.51	140.39	0.77	16.14	160.87	13.11	162.74	17.59	0.50	2.14	29.82
NASDAQ Listed OTC Companies(128)	10.40	9.51	0.76	8.12	5.11	0.48	6.78	0.69	161.47	1.00	18.40	147.25	14.94	161.44	20.02	0.44	2.13	34.35
California Companies(12)	7.75	6.98	1.03	13.53	6.89	0.77	10.04	0.17	400.04	1.31	16.26	184.29	14.35	186.33	18.25	0.45	1.53	22.23
Florida Companies(8)	7.70	7.36	0.97	11.99	5.03	0.97	11.89	0.29	241.86	0.82	21.12	233.96	17.95	245.63	21.71	0.25	0.91	18.20
Mid-Atlantic Companies(33)	9.13	8.02	0.80	9.57	5.26	0.70	7.29	0.33	237.01	1.12	17.56	157.61	14.79	181.29	19.55	0.45	2.10	36.66
Mid-West Companies(67)	10.51	9.85	0.76	7.81	5.54	0.29	6.59	0.92	104.13	0.90	17.69	135.47	13.96	146.52	19.59	0.50	2.45	37.39
New England Companies(4)	12.59	9.22	0.49	6.86	4.42	0.67	7.03	0.12	340.54	0.92	16.64	140.94	16.51	184.18	19.01	0.62	2.17	41.53
North-West Companies(6)	12.52	11.26	1.00	8.71	4.98	0.96	8.30	0.29	234.84	1.18	16.08	151.88	18.74	179.92	17.28	0.49	2.03	34.29
South-East Companies(13)	12.25	11.77	0.66	6.55	3.80	0.52	4.52	0.98	105.51	0.98	19.28	143.72	16.09	150.94	18.84	0.44	2.22	32.47
South-West Companies(3)	6.95	4.80	0.49	6.27	5.13	0.24	2.86	0.28	113.83	0.44	21.47	123.26	8.76	183.47	33.00	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	5.32	0.43	10.41	2.55	23.68	0.80	18.80	105.71	4.52	105.71	10.65	0.00	0.00	0.00
Thrift Strategy(138)	10.18	9.36	0.78	8.48	5.24	0.50	6.98	0.68	150.59	0.99	18.07	148.94	14.76	161.70	19.52	0.47	2.16	33.96
Mortgage Banker Strategy(7)	7.51	6.05	1.06	13.85	6.94	0.87	11.37	0.39	323.11	1.05	14.64	188.78	14.27	242.76	16.70	0.31	1.20	16.21
Real Estate Strategy(2)	8.39	8.39	0.95	11.25	7.21	0.48	5.63	1.48	39.06	0.70	13.87	151.00	12.67	151.00	27.73	0.30	2.21	30.61
Companies Issuing Dividends(133)	10.33	9.49	0.81	8.78	5.40	0.53	7.49	0.69	161.07	0.97	17.73	149.85	15.01	163.51	19.41	0.49	2.29	35.96
Companies Without Dividends(13)	6.63	5.74	0.61	8.39	4.48	0.37	3.33	0.57	119.52	1.24	19.56	162.08	11.17	187.79	20.40	0.00	0.00	0.00
Equity/Assets <6%(14)	5.18	4.83	0.65	11.48	6.66	0.38	5.83	0.58	100.85	0.72	15.98	167.23	8.81	179.27	17.68	0.26	1.28	17.76
Equity/Assets 6-12%(99)	8.80	8.17	0.84	9.66	5.76	0.70	8.03	0.76	139.66	1.03	16.92	157.12	13.86	171.49	18.78	0.49	2.15	32.32
Equity/Assets >12%(34)	15.46	13.82	0.71	5.10	3.59	0.03	5.18	0.49	217.78	0.98	22.09	126.67	19.44	142.15	22.70	0.43	2.31	44.89
Actively Traded Companies(8)	8.89	7.45	1.05	12.31	6.49	1.11	12.79	0.62	137.54	0.95	15.61	177.16	15.59	222.98	14.89	0.59	2.34	30.01
Market Value Below $20 Million(13)	8.31	7.84	0.42	4.73	4.03	0.16	-0.54	0.84	78.17	0.73	17.46	111.52	9.21	123.26	16.15	0.26	1.76	26.62
Holding Company Structure(145)	10.04	9.20	0.78	8.66	5.30	0.51	7.11	0.67	157.56	0.99	17.92	150.43	14.68	165.14	19.52	0.46	2.11	33.03
Assets Over $1 Billion(51)	9.40	7.98	0.94	11.36	5.78	0.34	9.56	0.54	231.80	1.13	16.87	174.80	16.05	200.11	18.95	0.44	1.84	28.08
Assets $500 Million-$1 Billion(36)	9.04	8.40	0.75	8.57	5.44	0.60	6.04	0.51	160.93	0.92	18.27	150.94	13.45	163.22	20.07	0.48	2.10	36.41
Assets $250-$500 Million(31)	10.53	9.90	0.76	7.62	5.79	0.72	7.01	0.90	84.45	0.91	17.06	131.46	13.57	142.32	18.10	0.47	2.29	36.28
Assets less than $250 Million(29)	12.12	11.89	0.62	5.20	3.89	0.54	4.47	0.87	95.91	0.91	20.06	125.76	15.09	128.94	21.04	0.43	2.47	35.21
Goodwill Companies(99)	9.78	8.56	0.79	8.74	5.18	0.43	6.96	0.59	182.90	1.01	17.67	152.23	14.68	173.65	19.17	0.46	2.07	32.83
Non-Goodwill Companies(48)	10.61	10.61	0.80	8.76	5.67	0.71	7.64	0.86	102.01	0.95	18.22	147.67	14.80	147.67	20.02	0.45	2.20	33.17
Acquirors of FSLIC Cases(5)	9.42	8.78	0.92	9.52	6.13	1.07	11.03	0.72	101.15	0.89	16.62	151.02	14.67	164.82	14.80	0.61	2.54	29.99

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 29, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(20)	11.77	10.85	1.02	10.25	5.54	1.02	10.14	0.14	469.36	1.00	18.49	173.69	19.76	183.85	19.37	0.53	2.43	41.25
NYSE Traded Companies(2)	15.81	11.30	1.32	9.63	4.98	1.60	12.12	0.10	478.25	0.76	13.60	163.45	25.94	171.43	10.03	0.62	3.39	62.57
AMEX Traded Companies(2)	8.29	8.00	0.79	9.16	6.04	0.73	8.43	0.27	306.39	1.11	17.13	153.55	13.01	159.03	18.50	0.42	1.56	25.85
NASDAQ Listed OTC Companies(16)	11.70	11.20	1.01	10.49	5.55	0.98	10.10	0.13	520.73	1.02	19.07	178.03	19.84	188.28	20.22	0.53	2.42	40.27
Mid-Atlantic Companies(7)	12.37	10.00	1.19	11.44	5.91	1.24	11.71	0.15	341.58	0.81	17.35	180.54	21.58	204.25	17.57	0.54	2.83	50.77
New England Companies(10)	11.97	11.71	0.92	9.28	5.32	0.92	9.24	0.11	453.89	1.12	18.26	168.47	19.63	175.15	19.39	0.56	2.06	36.64
North-West Companies(2)	8.98	8.95	1.25	14.41	6.67	1.11	12.76	0.12	945.15	1.33	15.01	205.79	17.87	206.23	16.95	0.44	2.05	31.16
South-East Companies(1)	12.02	12.02	0.41	3.50	3.03	0.41	3.50	0.34	75.34	0.39	32.97	115.32	13.86	115.32	32.97	0.40	4.18	0.00
Thrift Strategy(19)	11.77	10.85	1.02	10.25	5.54	1.02	10.14	0.14	469.36	1.00	18.49	173.69	19.76	183.85	19.37	0.53	2.43	41.25
Companies Issuing Dividends(20)	11.77	10.85	1.02	10.25	5.54	1.02	10.14	0.14	469.36	1.00	18.49	173.69	19.76	183.85	19.37	0.53	2.43	41.25
Equity/Assets <6%(1)	5.90	5.90	0.99	16.95	6.91	0.88	14.97	0.10	915.70	1.14	14.47	225.62	13.30	225.62	16.39	0.36	1.45	21.05
Equity/Assets 6-12%(13)	8.58	8.19	0.97	11.30	6.22	0.96	11.01	0.13	376.86	0.98	16.98	177.91	15.12	189.14	18.16	0.58	2.20	36.20
Equity/Assets >12%(6)	18.60	16.56	1.12	7.20	4.06	1.15	7.72	0.17	454.10	1.01	23.63	157.28	29.35	163.84	23.42	0.47	3.02	60.21
Actively Traded Companies(5)	10.40	10.28	1.03	9.66	5.73	1.08	9.99	0.07	861.75	1.15	18.48	161.26	16.78	163.11	19.62	0.66	2.26	40.76
Holding Company Structure(17)	12.61	11.52	1.03	9.91	5.31	1.05	10.02	0.15	469.36	1.00	19.15	171.46	20.87	183.27	19.80	0.51	2.48	42.98
Assets Over $1 Billion(8)	16.18	14.11	1.18	9.82	4.83	1.22	10.31	0.14	342.48	0.91	19.04	180.74	27.49	201.25	18.77	0.47	2.56	50.07
Assets $500 Million-$1 Billion(7)	8.61	8.34	0.95	11.29	6.04	0.87	10.36	0.14	726.48	1.01	17.41	177.10	15.04	184.48	19.40	0.59	2.04	35.54
Assets $250-$500 Million(3)	9.20	9.12	1.09	11.32	7.81	1.28	12.37	0.05	0.00	1.45	12.89	147.69	13.62	149.60	12.52	0.64	2.59	33.46
Assets less than $250 Million(2)	10.03	10.00	0.63	7.02	4.02	0.59	6.50	0.19	75.34	0.79	26.48	163.05	15.40	163.66	27.57	0.40	3.19	43.96
Goodwill Companies(13)	9.82	8.71	1.03	10.88	5.91	1.01	10.54	0.13	491.22	0.93	17.01	176.98	17.21	190.25	18.41	0.57	2.43	41.70
Non-Goodwill Companies(6)	14.76	14.76	1.00	9.65	5.14	1.05	10.08	0.13	495.52	1.11	19.07	168.55	23.35	168.55	18.55	0.48	2.46	28.42

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 29, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(17)	15.86	15.38	0.65	4.64	2.18	0.65	4.47	0.50	150.69	0.78	25.59	207.95	31.86	220.17	26.77	0.44	2.01	31.82
BIF-Insured Thrifts(6)	11.66	11.23	0.93	9.18	3.14	0.69	6.72	0.44	160.80	0.89	25.65	234.15	30.04	251.53	30.71	0.56	1.89	50.40
AMEX Traded Companies(2)	16.49	16.49	0.80	4.67	2.46	0.74	4.29	0.59	143.94	1.14	NM	194.17	31.95	194.17	NM	0.33	1.69	68.90
NASDAQ Listed OTC Companies(21)	14.60	14.09	0.72	5.94	2.43	0.65	5.13	0.47	154.70	0.78	25.61	215.87	31.33	230.61	27.56	0.48	2.01	33.39
California Companies(1)	15.26	15.26	0.60	3.92	1.62	0.52	3.43	0.02	0.00	0.47	NM	241.27	36.82	241.27	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.81	11.06	0.74	7.14	2.76	0.70	6.67	0.56	155.03	0.74	26.15	228.32	27.95	252.34	26.95	0.47	2.14	59.52
Mid-West Companies(5)	18.81	18.55	0.61	3.54	1.72	0.73	3.84	0.43	140.64	0.60	29.98	190.38	33.84	197.34	29.98	0.69	3.35	58.33
New England Companies(5)	14.56	14.33	0.81	6.45	2.86	0.57	4.18	0.32	197.66	0.97	18.56	195.63	27.47	201.91	NM	0.31	0.95	24.60
South-East Companies(2)	19.76	19.27	0.79	4.32	1.93	0.55	3.00	0.66	98.88	1.42	NM	239.83	49.47	245.99	NM	0.50	1.32	0.00
Thrift Strategy(22)	14.93	14.48	0.68	5.31	2.30	0.66	4.98	0.49	149.70	0.80	26.79	209.96	31.29	222.55	27.56	0.43	1.93	37.00
Diversified Strategy(1)	11.24	10.19	1.71	17.25	5.39	0.66	6.66	0.33	218.02	0.99	18.56	296.60	33.32	327.14	NM	1.16	3.09	57.43
Companies Issuing Dividends(18)	14.59	14.01	0.76	6.35	2.50	0.69	5.49	0.51	156.37	0.82	25.61	222.66	32.26	239.62	27.56	0.60	2.53	59.82
Companies Without Dividends(5)	15.42	15.33	0.61	3.95	2.17	0.53	3.49	0.36	130.57	0.75	NM	184.11	28.22	185.40	NM	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.67	0.09	1.33	0.17	191.96	0.65	NM	240.64	12.95	257.99	NM	0.50	3.04	0.00
Equity/Assets 6-12%(8)	9.04	8.27	0.84	9.31	3.29	0.67	7.48	0.64	111.21	0.78	24.50	240.44	24.46	269.57	25.58	0.79	2.61	57.05
Equity/Assets >12%(14)	18.71	18.40	0.71	4.15	2.07	0.69	3.93	0.39	186.82	0.83	28.40	198.72	36.65	203.97	30.52	0.28	1.54	24.52
Holding Company Structure(20)	14.34	13.85	0.69	5.55	2.40	0.67	5.21	0.55	134.16	0.84	26.79	209.98	30.23	223.89	27.56	0.47	2.07	40.08
Assets Over $1 Billion(5)	12.58	11.76	0.99	10.11	3.06	0.72	7.63	0.37	108.31	0.83	23.57	264.12	37.32	294.26	26.91	1.08	3.14	54.83
Assets $500 Million-$1 Billion(6)	14.95	14.81	0.54	3.53	1.79	0.47	3.07	0.25	220.89	0.71	NM	205.35	29.73	209.31	NM	0.17	0.95	16.39
Assets $250-$500 Million(9)	13.44	12.80	0.57	5.08	2.42	0.59	4.82	0.73	134.45	0.94	26.20	206.62	26.15	223.21	26.99	0.34	1.66	35.56
Assets less than $250 Million(3)	22.04	22.00	1.14	5.50	2.72	1.13	5.46	0.48	198.39	0.62	29.98	185.90	40.48	186.25	29.98	0.41	3.04	65.28
Goodwill Companies(11)	13.02	12.04	0.72	6.05	2.73	0.55	4.45	0.61	119.56	1.00	24.13	212.10	28.02	238.90	27.08	0.45	2.14	28.32
Non-Goodwill Companies(12)	16.37	16.37	0.73	5.62	2.16	0.76	5.61	0.36	187.44	0.62	27.60	215.70	34.47	215.70	27.87	0.49	1.83	46.06
MHC Institutions(23)	14.77	14.30	0.72	5.83	2.43	0.66	5.05	0.48	153.50	0.81	25.61	213.90	31.38	227.30	27.56	0.47	1.98	38.46
MHC Converted Last 3 Months(4)	15.46	15.34	0.61	3.96	2.31	0.54	3.50	0.53	130.57	0.83	NM	169.82	26.08	171.43	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 29, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.09	5.27	0.96	15.43	7.39	0.96	15.38	NA	NA	0.65	13.53	211.41	12.87	244.01	13.57	1.00	2.56	34.60
BBX	BankAtlantic Bancorp of FL	8.09	6.56	1.38	15.78	6.80	1.60	18.30	NA	NA	1.15	14.70	228.03	18.44	281.19	12.67	0.14	0.80	11.76
CFB	Commercial Federal Corp. of NE	6.73	5.18	0.66	10.43	7.23	0.63	9.96	0.73	113.07	1.18	13.84	142.54	9.59	184.91	14.48	0.54	1.94	26.87
DSL	Downey Financial Corp. of CA	6.17	6.15	0.64	9.15	5.52	0.55	7.89	0.25	88.04	0.24	18.12	159.39	9.84	159.94	21.01	0.40	0.72	13.11
FED	FirstFed Financial Corp. of CA	7.12	7.03	1.22	14.63	7.65	1.15	13.81	0.02	NA	1.29	13.08	184.36	13.12	186.71	13.85	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.93	5.93	1.84	32.21	16.04	0.92	16.15	NA	NA	0.35	6.24	180.55	10.71	180.55	12.43	1.00	4.79	29.85
NDE	IndyMac Bancorp, Inc. of CA	7.53	7.04	1.09	14.51	8.83	-0.55	-7.33	0.76	43.05	0.50	11.32	164.26	12.38	175.80	NM	1.36	4.22	47.72
NYB	New York Community Bcrp of NY*	12.62	4.13	1.80	15.00	7.35	2.44	20.33	0.12	273.10	0.62	13.60	160.07	20.20	NM	10.03	1.00	5.45	74.07
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	1.28	14.53	6.97	1.16	13.16	NA	NA	0.92	14.35	199.44	16.54	200.15	15.84	0.80	2.03	29.09
PFS	Provident Fin. Serv. Inc of NJ*	18.99	18.48	0.84	4.27	2.61	0.77	3.91	0.08	683.40	0.90	NM	166.82	31.68	171.43	NM	0.24	1.33	51.06
SOV	Sovereign Bancorp, Inc. of PA	7.84	4.67	1.03	13.16	6.00	0.92	11.84	NA	NA	1.15	16.65	198.62	15.56	333.08	18.50	0.12	0.55	9.23
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.55	8.02	1.15	16.55	NA	NA	2.62	12.48	168.94	13.81	169.01	12.48	0.56	1.40	17.50
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.80	9.36	0.87	8.79	4.92	0.84	8.41	0.21	346.06	1.15	20.31	172.75	16.93	180.85	21.22	0.48	1.27	25.81
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.29	-0.08	-1.41	NA	NA	1.14	NM	210.20	11.57	256.25	NM	0.64	1.48	64.65
CNY	Carver Bancorp, Inc. of NY	7.58	7.58	0.91	11.87	10.81	0.84	10.97	0.31	228.67	1.08	9.25	106.84	8.10	106.84	10.01	0.28	1.43	13.27
EFC	EFC Bancorp, Inc of Elgin IL	8.38	8.38	0.78	9.01	5.87	0.74	8.48	0.27	160.40	0.53	17.04	151.20	12.67	151.20	18.11	0.62	2.39	40.79
FDT	Federal Trust Corp of FL	5.31	5.31	0.65	11.44	4.69	0.58	10.20	0.70	93.79	0.77	21.30	238.44	12.67	238.44	23.90	0.08	0.82	17.39
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.42	0.85	4.51	0.86	84.36	0.95	NM	190.54	34.70	190.54	NM	0.26	1.74	72.22
NBN	Northeast Bancorp of Auburn ME*	6.77	6.63	0.70	9.54	7.16	0.62	8.44	0.32	266.72	1.06	13.96	134.35	9.09	137.20	15.77	0.36	1.86	25.90
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.73	-0.93	-11.08	0.76	78.71	0.92	NM	110.88	8.13	117.16	NM	0.60	3.82	NM
TSH	Teche Hlding Cp of N Iberia LA	9.99	9.99	1.07	10.24	6.53	1.05	10.04	NA	NA	0.92	15.33	156.68	15.65	156.68	15.63	0.84	2.10	32.18
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	9.46	1.54	15.05	NA	NA	0.55	10.57	197.82	19.66	197.82	13.63	0.28	2.21	23.33
WFD	Westfield Finl MHC of MA(46.5)*	14.76	14.76	0.72	4.69	2.51	0.63	4.08	0.31	203.51	1.32	NM	197.80	29.20	197.80	NM	0.40	1.64	65.57
WFI	Winton Financial Corp. of OH(8)	8.77	8.76	0.86	10.06	4.62	0.76	8.95	NA	NA	0.50	21.64	212.16	18.61	212.37	24.31	0.45	2.08	45.00
WRO	Woronoco Bancorp, Inc. of MA	9.05	8.69	0.68	7.20	4.29	0.66	6.92	NA	NA	0.60	23.33	164.26	14.86	171.05	24.27	0.81	2.23	51.92
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.67	-0.67	-5.79	1.36	39.95	0.79	NM	113.66	12.92	116.93	NM	0.32	1.68	NM
AMFC	AMB Fin. Corp. of Munster IN	8.31	8.31	0.67	8.12	7.35	0.71	8.60	1.37	33.93	0.56	13.61	107.19	8.91	107.19	12.86	0.24	1.71	23.30
ASBP	ASB Financial Corp. of OH	10.47	10.47	1.26	11.90	5.50	1.27	12.00	0.63	95.42	0.76	18.18	209.72	21.96	209.72	18.03	0.60	2.73	49.59
AABC	Access Anytime Bancorp of NM	5.62	3.28	0.53	7.58	6.68	0.11	1.52	0.29	157.72	0.65	14.97	108.80	6.11	186.61	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.77	4.83	0.77	11.88	6.90	0.63	9.68	0.83	67.71	0.69	14.48	165.89	11.22	232.46	17.78	0.40	1.55	22.47
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.28	0.63	6.74	1.55	42.93	NA	NM	302.06	27.65	302.06	NM	0.36	1.17	51.43
ASBI	Ameriana Bancorp of IN	9.13	8.96	0.58	6.36	5.17	1.26	13.77	1.69	43.87	1.63	19.34	122.93	11.23	125.25	8.94	0.64	4.19	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.01	7.47	1.18	14.64	7.36	0.80	9.89	0.50	149.02	0.89	13.58	193.87	15.54	208.02	20.11	0.50	1.93	26.18
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.07	14.65	0.83	5.52	2.82	0.58	3.83	0.73	89.67	0.76	NM	195.55	29.47	201.10	NM	0.00	0.00	0.00
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.75	0.88	5.42	NA	NA	0.61	21.06	112.62	16.29	112.62	21.06	0.28	1.49	31.46
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.67	0.09	1.33	0.17	191.96	0.65	NM	240.64	12.95	257.99	NM	0.50	3.04	NM
BFCF	BFC Financial Corp. of FL(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	0.00	NM	NM	0.00	NM	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	22.82	21.02	0.87	4.13	2.77	-20.74	NM	0.33	134.67	0.75	NM	132.90	30.33	144.30	NM	0.20	1.63	58.82
BKUNA	BankUnited Fin. Corp. of FL	5.59	5.26	0.64	10.89	5.61	0.63	10.63	0.20	137.03	0.42	17.81	183.76	10.27	195.21	18.25	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.84	6.10	0.21	2.33	1.90	0.10	1.17	1.76	44.04	1.05	NM	111.46	8.74	143.44	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.93	4.93	0.68	11.78	9.08	0.63	10.92	0.04	NA	0.58	11.01	138.25	6.82	138.25	11.88	0.20	1.67	18.35
BRKL	Brookline Bancorp, Inc. of MA*	35.62	35.62	1.09	2.85	1.87	0.94	2.46	0.02	NA	1.38	NM	155.68	55.46	155.68	NM	0.34	2.19	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.66	10.55	-0.04	-0.40	-0.36	-0.09	-0.87	2.35	49.17	1.65	NM	111.87	11.92	112.97	NM	0.44	3.18	NM
CKFB	CKF Bancorp of Danville KY	10.49	9.77	1.19	11.48	7.23	1.19	11.48	NA	NA	0.48	13.83	151.60	15.90	162.75	13.83	0.60	3.61	50.00
CAFI	Camco Fin Corp of Cambridge OH	8.58	8.31	0.45	5.07	4.09	0.32	3.59	NA	NA	0.71	24.45	126.33	10.84	130.46	34.45	0.58	3.83	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.06	0.31	2.74	0.15	34.83	0.10	NM	260.78	29.75	260.78	NM	2.00	5.89	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	3.94	0.37	4.25	NA	NA	1.01	25.40	124.95	10.48	131.85	29.36	0.48	1.50	38.10
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.86	-1.72	-9.76	0.56	89.14	0.76	NM	126.52	18.31	126.52	NM	0.36	3.14	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.45	23.88	0.74	3.13	1.03	0.52	2.17	0.58	108.08	2.08	NM	284.11	69.46	290.87	NM	1.00	2.64	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.63	0.54	2.67	0.10	361.94	0.89	NM	162.52	33.54	163.54	NM	0.32	1.02	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.18	0.61	2.21	NA	NA	0.38	NM	144.43	39.68	144.43	NM	0.20	1.79	NM
CTZN	Citizens First Bancorp of MI	12.27	11.22	0.84	6.18	4.95	0.79	5.87	0.63	158.17	1.18	20.20	123.39	15.14	134.87	21.29	0.36	1.52	30.77
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.05	0.36	3.79	0.99	94.52	1.27	24.72	116.70	11.75	116.70	31.19	0.40	1.53	37.74
CSBC	Citizens South Banking of NC	14.34	12.82	0.60	4.43	3.15	0.42	3.10	0.35	162.36	0.94	31.75	131.88	18.91	147.50	NM	0.26	2.05	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.33	26.33	0.49	1.83	1.03	0.53	1.98	0.03	398.41	0.31	NM	178.35	46.97	178.35	NM	0.12	1.03	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.14	18.13	5.87	1.08	17.29	NA	NA	1.37	17.03	301.22	18.40	301.22	17.86	0.20	1.35	22.99
CCBI	Commercial Capital Bcrp of CA	12.26	4.94	1.43	14.10	3.48	1.37	13.56	0.10	718.81	0.94	28.76	200.27	24.55	NM	29.91	0.20	0.89	25.64
CFFC	Community Fin. Corp. of VA	8.21	8.21	1.03	11.91	8.20	1.03	11.91	0.74	106.41	0.94	12.19	140.77	11.56	140.87	12.19	0.44	2.23	27.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 29, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
CIBI	Community Inv. Bncp, Inc of OH	10.86	10.86	0.71	6.58	5.73	0.67	6.17	0.79	57.31	0.57	17.44	113.88	12.36	113.88	18.60	0.36	2.58	45.00
DCOM	Dime Community Bancshare of NY*	8.21	6.57	1.41	16.49	7.66	1.36	15.95	0.02	NA	0.61	13.06	213.85	17.56	267.22	13.50	0.56	3.49	45.53
ESBF	ESB Financial Corp. of PA	6.53	5.98	0.69	9.59	6.00	0.60	8.38	NA	NA	1.10	16.66	174.37	11.39	190.41	19.07	0.40	2.76	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.44	6.28	0.85	11.54	8.43	0.66	8.98	NA	NA	0.99	11.86	146.48	9.43	150.30	15.23	0.76	2.53	30.04
FFDF	FFD Financial Corp of Dover OH	12.32	12.32	0.50	4.06	4.14	0.33	2.66	0.55	105.13	0.68	24.14	99.36	12.24	99.36	NM	0.44	3.14	NM
FFLC	FFLC Bancorp of Leesburg FL	7.94	7.94	0.97	12.03	5.80	0.93	11.55	0.37	158.62	0.71	17.26	198.76	15.79	198.76	17.97	0.52	1.71	29.55
FFWC	FFW Corporation of Wabash IN	9.43	9.03	1.01	10.48	8.17	0.87	8.99	0.84	129.42	1.86	12.25	132.14	12.46	138.10	14.28	0.68	2.92	35.79
FMCO	FMS Fin Corp. of Burlington NJ	5.58	5.35	0.72	13.70	8.07	0.70	13.29	NA	NA	1.08	12.40	159.51	8.90	166.27	12.77	0.12	0.71	8.82
FFHH	FSF Financial Corp. of MN(8)	10.11	9.17	0.83	8.41	5.23	0.35	3.56	1.43	23.34	0.44	19.14	160.95	16.27	177.43	NM	1.40	4.02	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	7.15	0.62	9.41	NA	NA	1.02	13.99	157.30	9.86	169.55	16.21	0.48	2.04	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.40	0.62	10.40	3.27	0.65	10.81	NA	NA	0.51	30.61	311.04	17.29	320.26	29.45	0.40	1.03	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.11	8.11	0.13	1.54	1.25	-0.06	-0.77	NA	NA	0.76	NM	112.68	9.13	112.68	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.64	11.64	0.68	5.79	5.06	0.49	4.17	1.25	79.48	1.93	19.75	116.99	13.62	116.99	27.39	0.24	1.99	39.34
FBEI	First Bancorp of Indiana of IN	10.97	10.21	0.14	1.02	0.95	-0.05	-0.38	NA	NA	0.59	NM	111.61	12.24	119.94	NM	0.58	2.89	NM
FBSI	First Bancshares, Inc. of MO	10.30	10.12	0.87	8.64	7.21	0.83	8.22	1.02	45.99	0.74	13.88	119.14	12.28	121.31	14.58	0.16	0.80	11.11
FCAP	First Capital, Inc. of IN	10.49	9.07	0.86	7.99	5.95	0.86	7.99	NA	NA	0.75	16.80	134.10	14.07	155.21	16.80	0.60	2.86	48.00
FCFL	First Community Bk Corp of FL	10.47	10.28	0.92	8.45	3.63	0.86	7.84	0.05	NA	1.26	27.51	211.83	22.19	215.89	29.68	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.38	9.66	0.96	8.10	5.81	0.84	7.10	0.18	484.15	1.13	17.20	138.80	15.79	163.46	19.64	0.80	2.89	49.69
FFFS	First Fed Serv MHC of IL(45.0)	26.34	26.34	1.46	6.86	3.34	1.46	6.86	0.10	312.41	0.41	29.98	158.48	41.75	158.48	29.98	0.28	1.95	58.33
FFBH	First Fed. Bancshares of AR	10.31	10.31	1.06	10.03	6.71	1.01	9.55	NA	NA	0.28	14.90	149.18	15.37	149.18	15.65	0.44	2.02	30.14
FFBI	First Federal Bancshares of IL	6.99	6.48	0.69	5.75	7.39	0.67	5.55	0.52	57.78	0.69	13.54	140.90	9.86	152.20	14.03	0.44	1.90	25.73
FFSX	First Federal Bankshares of IA	11.61	8.57	0.89	7.92	6.49	0.74	6.55	1.41	49.57	0.99	15.40	120.88	14.04	163.83	18.63	0.40	1.73	26.67
FFBZ	First Federal Bncrp, Inc of OH(8)	8.87	8.87	0.75	8.24	4.22	0.65	7.06	0.48	148.18	0.80	23.68	190.24	16.88	190.24	27.63	0.24	1.81	42.86
FFCH	First Fin. Holdings Inc. of SC	6.77	5.84	1.02	14.89	6.59	0.95	13.92	0.51	118.34	0.81	15.19	226.14	15.30	261.81	16.24	0.92	3.03	46.00
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.36	0.25	2.82	1.21	44.33	0.72	29.78	143.51	12.40	143.51	NM	0.32	1.56	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	5.82	0.24	4.25	0.55	68.72	0.71	17.19	158.58	7.91	158.58	33.14	0.44	1.90	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.38	7.02	0.62	10.59	NA	NA	1.32	14.24	134.52	7.96	145.52	12.60	0.52	2.15	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.90	5.90	0.99	16.95	6.91	0.88	14.97	0.10	915.70	1.14	14.47	225.62	13.30	225.62	16.39	0.36	1.45	21.05
FNFG	First Niagara Fin. Group of NY*	20.30	17.09	1.05	5.72	3.08	1.03	5.59	0.31	264.06	1.28	32.42	159.86	32.45	189.92	33.19	0.32	2.30	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.05	6.35	3.95	0.88	5.33	1.01	76.33	1.79	25.33	170.86	27.05	170.86	30.16	0.60	3.16	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	3.62	0.76	5.63	NA	NA	0.70	27.62	167.47	19.70	167.47	27.90	0.44	1.58	43.56
FPFC	First Place Fin. Corp. of OH	9.90	6.69	0.76	7.12	4.86	0.62	5.86	0.65	114.79	1.02	20.57	131.06	12.98	194.01	25.00	0.56	2.84	58.33
FBNW	FirstBank NW Corp. of WA	9.51	6.67	0.91	9.48	5.96	0.69	7.18	0.32	283.13	1.29	16.79	123.51	11.74	176.06	22.18	0.68	2.34	39.31
FFIC	Flushing Fin. Corp. of NY*	7.68	7.48	1.19	15.64	6.33	1.18	15.51	0.22	145.76	0.45	15.80	236.15	18.14	242.39	15.93	0.36	1.87	29.51
FKKY	Frankfort First Bancorp of KY(8)	12.68	12.68	0.69	5.35	3.10	0.69	5.35	NA	NA	0.07	32.28	175.18	22.21	175.18	32.28	1.12	4.63	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.58	0.37	4.21	0.27	69.94	0.23	27.97	137.73	11.41	180.33	33.00	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	7.81	7.81	0.57	7.49	5.97	0.55	7.23	0.90	81.85	1.11	16.74	124.92	9.76	124.92	17.32	0.50	2.53	42.37
GSLA	GS Financial Corp. of LA	13.96	13.96	0.29	2.08	2.86	0.35	2.55	NA	NA	0.68	34.91	73.56	10.27	73.56	28.46	0.40	2.16	NM
GTPS	Great American Bancorp of IL	11.08	10.77	0.78	7.07	6.46	0.77	7.03	0.02	NA	1.01	15.48	110.22	12.21	113.39	15.57	0.44	1.69	26.19
PEDE	Great Pee Dee Bancorp of SC	16.66	15.99	0.82	4.77	4.52	0.74	4.36	NA	NA	1.23	22.10	106.20	17.69	110.67	24.21	0.64	4.20	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.61	-1.81	-45.09	0.24	124.18	0.56	NM	103.29	3.93	110.57	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.33	1.09	9.96	0.15	283.33	0.83	23.10	225.90	23.67	225.90	22.94	0.84	2.56	59.15
HFFC	HF Financial Corp. of SD	6.10	5.51	0.64	10.29	8.65	0.53	8.47	0.27	152.27	0.53	11.56	116.68	7.11	129.08	14.05	0.44	2.59	29.93
HMNF	HMN Financial, Inc. of MN	8.67	8.23	1.05	11.46	7.06	0.90	9.88	0.39	227.78	1.09	14.17	159.43	13.82	167.89	16.44	0.88	2.96	41.90
HARB	Harbor Florida Bancshrs of FL	10.91	10.76	1.63	14.96	5.37	1.52	13.91	0.12	577.99	0.93	18.63	265.89	29.01	269.70	20.03	0.64	2.00	37.21
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.31	7.18	0.64	10.54	NA	NA	0.58	13.93	151.75	9.28	151.75	14.95	0.88	3.08	42.93
HWFG	Harrington West Fncl Grp of CA	4.66	4.19	0.84	16.89	8.89	0.80	16.22	0.04	NA	0.85	11.25	184.27	8.59	205.28	11.71	0.40	2.34	26.32
HIFS	Hingham Inst. for Sav. of MA*	8.27	8.27	1.16	13.82	6.70	1.15	13.72	NA	NA	0.75	14.93	197.24	16.32	197.24	15.04	0.76	1.83	27.34
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	5.03	0.42	5.36	NA	NA	0.63	19.90	104.59	8.45	107.16	20.15	0.44	2.80	55.70
HWEN	Home Financial Bancorp of IN	11.25	11.25	0.60	5.28	4.32	0.77	6.85	2.56	24.35	0.77	23.15	118.82	13.36	118.82	17.86	0.12	1.92	44.44
HLFC	Home Loan Financial Corp of OH	14.11	14.11	1.10	7.63	5.16	1.02	7.11	NA	NA	0.43	19.39	146.12	20.62	146.12	20.83	0.78	3.98	NM
HFBC	HopFed Bancorp, Inc. of KY	7.96	7.00	0.74	8.37	6.39	0.66	7.45	NA	NA	0.90	15.64	133.83	10.66	152.37	17.58	0.48	2.82	44.04
HRZB	Horizon Financial Corp. of WA*	12.06	12.01	1.50	11.86	6.43	1.34	10.55	0.13	974.60	1.51	15.56	185.96	22.43	186.84	17.50	0.52	2.65	41.27
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	7.02	7.02	1.29	17.04	3.37	1.25	16.48	0.13	109.28	0.25	29.71	NM	35.18	NM	30.71	0.76	2.08	61.79
HRBT	Hudson River Bancorp Inc of NY(8)	11.61	8.87	1.27	11.61	5.46	1.27	11.61	0.60	264.08	2.34	18.33	203.21	23.59	266.08	18.33	0.36	1.84	33.64
ICBC	Independence Comm Bnk Cp of NY	12.73	5.77	1.53	13.29	6.17	1.52	13.23	NA	NA	0.94	16.22	141.79	18.04	312.80	16.29	0.96	2.55	41.38
IFSB	Independence FSB of DC(8)	8.91	8.91	-1.24	-13.13	-12.54	-2.41	-25.60	0.83	35.08	0.63	NM	112.60	10.04	112.60	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	1.98	0.18	2.42	1.05	74.67	1.60	NM	179.51	13.00	213.25	NM	0.30	1.69	NM
JFBI	Jefferson Bancshares Inc of TN	30.58	30.58	0.44	1.71	1.31	1.25	4.83	0.54	151.62	1.31	NM	116.52	35.63	116.52	27.04	0.20	1.54	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	15.26	15.26	0.60	3.92	1.62	0.52	3.43	0.02	NA	0.47	NM	241.27	36.82	241.27	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	17.22	15.16	-0.15	-1.13	-0.58	0.63	4.62	0.20	220.80	0.98	NM	132.10	22.75	150.09	NM	0.20	1.16	NM
LSBX	LSB Corp of No. Andover MA*	11.96	11.96	1.34	11.11	7.18	1.89	15.76	0.05	NA	1.91	13.93	148.90	17.81	148.90	9.82	0.52	2.65	36.88
LSBI	LSB Fin. Corp. of Lafayette IN	8.41	8.41	0.84	9.87	7.38	0.74	8.70	1.83	43.97	0.89	13.55	128.19	10.79	128.19	15.36	0.60	2.27	30.77
LARL	Laurel Capital Group Inc of PA	9.06	7.84	0.55	6.13	3.41	0.54	6.06	0.66	98.37	1.06	29.32	181.44	16.44	209.79	29.66	0.80	3.14	NM
LNCB	Lincoln Bancorp of IN	13.86	13.49	0.59	4.30	3.32	0.57	4.17	NA	NA	0.94	30.08	127.65	17.69	131.13	31.05	0.52	2.70	NM
MAFB	MAF Bancorp, Inc. of IL	10.03	7.09	1.17	11.84	7.23	1.09	11.04	0.34	110.24	0.51	13.83	149.74	15.02	211.91	14.83	0.84	1.96	27.10

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 29, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	7.21	0.40	5.00	0.78	160.96	1.55	13.86	104.21	8.70	104.21	21.54	0.48	1.71	23.76
MASB	MassBank Corp. of Reading MA*	11.31	11.20	0.73	6.61	4.43	0.63	5.65	0.02	748.90	0.57	22.59	149.22	16.87	150.72	26.41	1.00	2.67	60.24
MTXC	Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	5.32	0.43	10.41	2.55	23.68	0.80	18.80	105.71	4.52	105.71	10.65	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.03	7.99	0.85	10.54	5.00	0.76	9.50	0.04	NA	1.20	19.99	210.78	16.94	212.00	22.18	0.40	2.20	43.96
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.35	-0.08	-0.50	1.98	37.06	0.96	NM	90.65	13.04	121.23	NM	0.20	1.42	NM
MFSF	MutualFirst Fin. Inc. of IN	11.27	11.16	0.91	7.70	6.38	0.80	6.80	0.61	137.90	0.98	15.68	125.19	14.11	126.44	17.76	0.48	1.99	31.17
MYST	Mystic Financial, Inc. of MA(8)*	6.32	6.32	0.37	6.05	2.59	0.30	4.77	NA	NA	0.81	NM	227.04	14.34	227.04	NM	0.46	1.15	44.23
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	7.43	1.32	12.59	1.44	41.56	0.73	13.47	253.32	25.14	259.57	20.94	0.80	2.00	26.94
NHTB	NH Thrift Bancshares of NH	6.77	4.77	1.11	15.26	10.05	0.80	11.03	0.06	NA	0.99	9.95	145.62	9.87	206.91	13.76	0.90	3.13	31.14
NVSL	Naug Vlly Fin MHC of CT (45.0)	17.54	17.54	0.57	3.24	2.02	0.57	3.24	0.32	171.46	0.89	NM	160.55	28.15	160.55	NM	0.00	0.00	0.00
NTBK	NetBank, Inc. of Alpharetta GA	9.75	7.99	0.51	5.71	5.71	-1.23	-13.69	3.05	33.14	1.32	17.51	99.15	9.67	120.99	NM	0.08	0.86	15.09
NABC	NewAlliance Bancshares of CT	21.95	14.20	-0.32	-1.89	-1.08	0.54	3.14	0.17	340.54	1.16	NM	112.94	24.79	174.59	NM	0.16	1.15	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.54	6.40	1.15	15.35	6.69	1.12	14.96	NA	NA	1.06	14.95	222.35	16.76	261.90	15.34	0.68	2.33	34.87
FFFD	North Central Bancshares of IA	9.15	8.05	1.23	13.14	9.33	1.23	13.14	NA	NA	0.81	10.71	139.82	12.79	158.83	10.71	1.00	2.67	28.57
NEIB	Northeast Indiana Bncrp of IN	11.36	11.36	0.75	6.27	5.22	0.71	5.95	0.72	88.28	0.84	19.17	124.08	14.10	124.08	20.20	0.60	2.65	50.85
NEPF	Northeast PA Fin. Corp of PA	6.99	5.75	0.58	8.63	7.67	0.52	7.75	0.86	117.57	2.05	13.04	113.54	7.94	138.05	14.51	0.24	1.44	18.75
NWSB	Northwest Bcrp MHC of PA(41.4)	8.77	6.32	0.88	10.39	4.45	0.86	10.10	0.67	71.33	0.72	22.45	215.00	18.86	298.25	23.11	0.48	2.02	45.28
OCFC	OceanFirst Fin. Corp of NJ	7.23	7.16	0.96	12.79	5.54	0.60	7.95	0.23	251.91	0.70	18.06	228.79	16.55	231.01	29.07	0.80	3.36	60.61
ONFC	Oneida Fincl MHC of NY (42.4)	12.11	8.99	0.77	6.54	3.73	0.67	5.65	0.57	95.55	1.08	26.82	170.77	20.68	230.02	31.05	0.38	3.22	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.70	3.13	3.65	0.70	3.13	0.79	79.80	0.72	27.42	84.85	18.46	84.85	27.42	0.30	1.92	52.63
PHSB	PHSB Financial Corp. of PA(8)	13.73	13.73	0.90	6.48	3.89	0.43	3.12	NA	NA	1.02	25.68	167.36	22.98	167.36	NM	0.80	3.00	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.36	16.36	0.55	3.33	2.30	0.52	3.19	NA	NA	0.93	NM	144.72	23.68	144.72	NM	0.00	0.00	0.00
PVFC	PVF Capital Corp. of Solon OH	8.39	8.39	0.95	11.25	7.21	0.48	5.63	1.48	39.06	0.70	13.87	151.00	12.67	151.00	27.73	0.30	2.21	30.61
PPBI	Pacific Premier Bncrp of CA(8)	8.76	8.76	1.66	17.67	9.96	2.05	21.75	NA	NA	0.59	10.04	144.53	12.66	144.53	8.16	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.39	8.39	1.28	15.73	7.33	1.28	15.73	NA	NA	0.63	13.64	206.61	17.33	206.61	13.64	0.84	3.73	50.91
PFED	Park Bancorp of Chicago IL	11.03	11.03	0.97	8.73	7.52	0.88	7.92	0.45	46.99	0.34	13.29	115.65	12.76	115.65	14.64	0.72	2.38	31.58
PVSA	Parkvale Financial Corp of PA	6.63	5.94	0.64	9.87	6.84	0.61	9.49	0.30	286.35	1.32	14.63	140.67	9.32	157.01	15.21	0.80	2.99	43.72
PRTR	Partners Trust Fin. Grp. of NY	13.98	6.72	0.76	5.45	5.89	0.74	5.27	0.47	295.00	2.35	16.97	92.55	12.94	192.44	17.55	0.24	2.36	40.00
PBHC	Pathfinder BC MHC of NY (35.3)*	7.03	5.50	0.51	6.92	3.49	0.35	4.76	1.11	55.29	0.98	28.69	203.25	14.28	259.64	NM	0.41	2.34	67.21
PFSB	PennFed Fin. Services of NJ	6.26	6.21	0.67	10.41	5.58	0.67	10.35	0.11	284.71	0.45	17.93	182.00	11.39	183.33	18.03	0.20	0.62	11.05
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.65	0.93	7.29	0.59	70.25	0.56	15.03	115.83	14.89	121.25	15.80	0.72	3.30	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	11.24	10.19	1.71	17.25	5.39	0.66	6.66	0.33	218.02	0.99	18.56	296.60	33.32	327.14	NM	1.16	3.09	57.43
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.15	0.32	4.41	0.80	149.43	1.72	31.71	120.82	10.59	130.06	33.07	0.60	2.59	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.83	12.83	0.70	5.60	4.53	0.70	5.60	0.96	57.48	0.65	22.06	123.36	15.83	123.36	22.06	0.56	3.73	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	7.64	0.76	10.65	1.00	55.63	1.01	13.08	148.02	10.32	214.53	13.08	0.32	1.99	26.02
PBCP	Provident Bancorp, Inc. of NY	19.15	15.24	0.71	4.35	2.32	0.84	5.12	0.15	634.02	1.74	NM	137.07	26.25	172.22	NM	0.16	1.32	57.14
PROV	Provident Fin. Holdings of CA	7.75	7.74	1.22	15.18	8.44	0.38	4.72	0.08	750.27	0.76	11.85	178.10	13.80	178.33	NM	0.56	1.96	23.24
PULB	Pulaski Fin Cp of St. Louis MO	6.81	6.72	1.19	15.18	5.47	0.37	4.67	NA	NA	0.97	18.27	267.98	18.26	271.82	NM	0.36	1.89	34.62
RPFG	Ranier Pacific Fin Group of WA	14.04	14.01	-0.25	-1.92	-1.36	-0.25	-1.92	0.05	NA	1.83	NM	130.47	18.32	130.76	NM	0.22	1.25	NM
RIVR	River Valley Bancorp of IN(8)	8.55	8.54	1.02	11.40	7.40	0.77	8.59	NA	NA	1.02	13.51	155.39	13.28	155.61	17.94	0.72	3.37	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.88	11.01	1.39	11.11	7.05	1.41	11.26	0.28	299.32	1.13	14.18	151.84	19.56	177.68	13.99	0.62	2.90	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.57	13.57	0.80	5.88	1.81	0.71	5.17	0.33	217.90	0.85	NM	328.35	44.57	328.35	NM	0.60	2.17	NM
SIFI	SI Fin Gp Inc MHC of CT (42.0)	12.89	12.82	0.48	3.75	2.10	0.48	3.75	NA	NA	0.72	NM	178.47	23.00	179.34	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD	8.76	8.71	2.16	24.58	8.58	2.05	23.31	0.26	327.27	0.87	11.65	258.33	22.64	259.92	12.29	0.44	1.30	15.17
SFFS	Sound Fed Bancorp, Inc. of NY	13.41	11.96	0.68	4.66	3.42	0.68	4.66	0.10	297.20	0.54	29.27	139.36	18.68	156.21	29.27	0.24	1.67	48.98
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.41	3.50	3.03	0.41	3.50	0.34	75.34	0.39	32.97	115.32	13.86	115.32	32.97	0.40	4.18	NM
SMBC	Southern Missouri Bncrp of MO	8.32	7.40	0.97	11.10	7.75	0.98	11.19	NA	NA	0.81	12.90	142.83	11.88	160.46	12.80	0.36	2.16	27.91
STSA	Sterling Financial Corp of WA	6.64	4.69	0.91	13.92	5.80	0.88	13.54	0.25	280.07	1.16	17.23	191.49	12.72	271.07	17.72	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	8.99	7.33	0.70	7.20	5.08	0.51	5.21	2.01	39.28	1.07	19.67	144.58	12.99	177.34	27.18	0.36	2.41	47.37
SYNF	Synergy Financial Group of NJ	12.62	12.53	0.49	3.79	3.04	0.49	3.79	NA	NA	0.78	32.88	123.91	15.64	124.79	32.88	0.16	1.52	50.00
THRD	TF Fin. Corp. of Newtown PA	9.17	8.43	-0.60	-6.55	-4.65	-0.56	-6.12	0.42	83.40	0.50	NM	142.09	13.03	154.54	NM	0.68	2.32	NM
TONE	TierOne Corp. of Lincoln NE	11.69	11.69	1.06	7.58	5.79	0.97	6.94	NA	NA	1.05	17.27	154.51	18.07	154.51	18.88	0.20	0.90	15.50
TSBK	Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	5.88	1.22	7.22	0.59	152.07	1.16	17.02	134.76	22.10	134.76	17.75	0.60	2.41	41.10
TRST	TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	5.53	1.68	20.45	0.10	NA	4.14	18.09	NM	34.87	NM	21.25	0.60	4.48	NM
UCBC	Union Community Bancorp of IN	12.90	11.84	0.68	5.12	5.11	0.68	5.12	NA	NA	0.49	19.57	104.71	13.51	114.14	19.57	0.60	3.33	65.22
UCFC	United Community Fin. of OH	11.12	9.47	0.89	7.23	5.37	0.72	5.90	0.73	127.17	1.12	18.62	140.50	15.63	164.99	22.80	0.30	2.69	50.00
UPFC	United PanAm Fin. Corp of CA	6.61	6.61	1.04	15.78	5.24	1.01	15.31	0.03	NA	4.96	19.07	282.40	18.66	282.40	19.65	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	13.84	13.22	1.73	12.14	8.40	1.68	11.79	0.50	153.57	1.22	11.91	142.51	19.72	149.12	12.27	0.36	1.78	21.18
WSFS	WSFS Financial Corp. of DE(8)*	7.41	7.36	1.11	12.82	6.37	1.06	12.19	0.20	495.41	1.60	15.70	215.00	15.92	216.37	16.51	0.24	0.44	6.94
WVFC	WVS Financial Corp. of PA	6.74	6.74	0.57	7.65	5.28	0.57	7.65	NA	NA	2.17	18.94	149.08	10.04	149.08	18.94	0.64	3.60	68.09
WFSL	Washington Federal, Inc. of WA	15.63	14.80	1.78	12.16	6.58	1.84	12.52	0.22	159.63	0.49	15.19	179.21	28.01	189.18	14.75	0.84	3.29	50.00
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.59	4.06	0.62	5.34	0.33	84.41	0.49	24.65	143.68	15.63	148.88	25.84	0.48	3.00	73.85
WYPT	Waypoint Financial Corp of PA(8)	7.91	7.51	0.64	8.39	3.75	0.55	7.17	0.30	188.50	1.15	26.66	217.08	17.17	228.45	31.20	0.56	2.04	54.37
WCFB	Wbstr Cty Fed MHC of IA (39.0)	21.56	21.45	1.07	5.00	2.40	1.07	5.00	NA	NA	0.51	NM	208.68	45.00	209.73	NM	0.68	5.44	NM
WEFC	Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	7.86	0.59	4.78	0.10	398.15	0.46	12.72	120.90	15.33	120.90	25.88	0.88	2.98	37.93
WGBC	Willow Grove Bancorp Inc of PA	10.71	10.61	0.71	5.83	3.89	0.66	5.38	NA	NA	0.99	25.70	153.90	16.48	155.31	27.80	0.44	2.59	66.67

EXHIBIT 2

Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
CITZ	CFS Bancorp, Inc of Munster IN	-675	-936	318	0	-1,293	12,310	-0.11
CAFI	Camco Fin Corp of Cambridge OH(1)	4,740	-2,138	727	0	3,329	7,641	0.44
CTZN	Citizens First Bancorp of MI(1)	9,674	-688	234	0	9,220	8,290	1.11
EFC	EFC Bancorp, Inc of Elgin IL(1)	7,076	-652	222	0	6,646	4,653	1.43
FDEF	First Defiance Fin. Corp of OH	10,135	-1,916	651	0	8,870	6,286	1.41
FPFC	First Place Fin. Corp. of OH	14,399	-3,835	1,304	0	11,868	14,986	0.79
HFFC	HF Financial Corp. of SD(1)	5,216	-1,396	475	0	4,295	3,545	1.21
MFSF	MutualFirst Fin. Inc. of IN(1)	7,386	-1,344	457	0	6,499	4,782	1.36
TONE	TierOne Corp. of Lincoln NE(1)	23,620	-2,959	1,006	0	21,667	18,286	1.18
UCFC	United Community Fin. of OH	18,655	-4,995	1,698	0	15,358	31,177	0.49

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
BankFinancial Corporation
Prices as of October 29, 2004

Final Valuation Pricing Multipl		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	(59.08) x	18.07x	17.27x	16.81x	15.48x	18.32x	17.03x
Price-core earnings multiple	=	P/CE	35.27 x	21.33x	19.64x	19.39x	15.57x	19.77x	18.03x
Price-book ratio	=	P/B	72.98%	131.95%	128.69%	128.77%	116.99%	161.38%	151.00%
Price-tangible book ratio	=	P/TB	79.63%	146.20%	143.04%	139.72%	116.99%	175.37%	163.54%
Price-assets ratio	=	P/A	11.34%	13.43%	13.55%	12.55%	12.67%	17.47%	15.22%

Valuation Parameters

Pre-Conversion Earnings (Y)	($4,051,000)	(Yr End 9/04)	ESOP Stock Purchases (E)	8.00%	(4)
Pre-Conversion Core Earning:	$4,325,000	(Yr End 9/04)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (I	$93,393,000		ESOP Amortization (T)	20.00	years
Pre-Conv. Tang. Book Value (	$72,224,000		Stock Programs Amount (M)	4.00%	
Pre-Conversion Assets (A)	$1,471,698,000		Stock Programs Vesting (N)	5.00	years (4)
Reinvest. Rate (Blended Rate	2.340%		Fixed Expenses	$1,211,655	
Tax rate (TAX)	39.75%		Variable Expenses	0.90%	
A-T Reinvestment Rate(R)	1.41%		Percent Sold	100.00%	
Est. Conversion Expenses (2)	1.46%		Foundation Cash Contribution (	$0	
Insider Purchases	$3,795,000		Foundation Stock Contrib. (D)	$0	
Price/Share	$10.00		MHC Assets	$0	
			Foundation Tax Benefit (Z)	$0	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $185,000,000

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $185,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$ V= $185,000,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued	Full Value of Total Shares
Supermaximum	0	24,466,250	0	24,466,250	$10.00	$244,662,500	$244,662,500
Maximum	0	21,275,000	0	21,275,000	10.00	212,750,000	$212,750,000
Midpoint	0	18,500,000	0	**18,500,000**	10.00	185,000,000	$185,000,000
Minimum	0	15,725,000	0	15,725,000	10.00	157,250,000	$157,250,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$157,250,000
Less: Estimated Offering Expenses	2,479,530
Net Conversion Proceeds	$154,770,470

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$154,770,470
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(18,870,000)
Net Proceeds Reinvested	$135,900,470
Estimated net incremental rate of return	1.41%
Earnings Increase	$1,916,141
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	379,002
Less: Stock Programs Vesting (3)	758,004
Net Earnings Increase	$779,136

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	($4,051,000)	$779,136	($3,271,864)
12 Months ended Sept. 30, 2004 (core)	$4,325,000	$779,136	$5,104,136

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$93,393,000	$135,900,470	$0	$229,293,470
Sept. 30, 2004 (Tangible)	$72,224,000	$135,900,470	$0	$208,124,470

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$1,471,698,000	$135,900,470	$0	$1,607,598,470

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$185,000,000
Less: Estimated Offering Expenses	2,709,300
Net Conversion Proceeds	$182,290,700

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$182,290,700
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(22,200,000)
Net Proceeds Reinvested	$160,090,700
Estimated net incremental rate of return	1.41%
Earnings Increase	$2,257,213
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	445,884
Less: Stock Programs Vesting (3)	891,769
Net Earnings Increase	$919,560

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	($4,051,000)	$919,560	($3,131,440)
12 Months ended Sept. 30, 2004 (core)	$4,325,000	$919,560	$5,244,560

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$93,393,000	$160,090,700	$0	$253,483,700
Sept. 30, 2004 (Tangible)	$72,224,000	$160,090,700	$0	$232,314,700

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$1,471,698,000	$160,090,700	$0	$1,631,788,700

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$212,750,000
Less: Estimated Offering Expenses	2,939,070
Net Conversion Proceeds	$209,810,930

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$209,810,930
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(25,530,000)
Net Proceeds Reinvested	$184,280,930
Estimated net incremental rate of return	1.41%
Earnings Increase	$2,598,286
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	512,767
Less: Stock Programs Vesting (3)	1,025,534
Net Earnings Increase	$1,059,984

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	($4,051,000)	$1,059,984	($2,991,016)
12 Months ended Sept. 30, 2004 (core)	$4,325,000	$1,059,984	$5,384,984

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$93,393,000	$184,280,930	$0	$277,673,930
Sept. 30, 2004 (Tangible)	$72,224,000	$184,280,930	$0	$256,504,930

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$1,471,698,000	$184,280,930	$0	$1,655,978,930

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$244,662,500
Less: Estimated Offering Expenses	3,203,306
Net Conversion Proceeds	$241,459,195

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$241,459,195
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(29,359,500)
Net Proceeds Reinvested	$212,099,695
Estimated net incremental rate of return	1.41%
Earnings Increase	$2,990,519
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	589,682
Less: Stock Programs Vesting (3)	1,179,364
Net Earnings Increase	$1,221,472

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	($4,051,000)	$1,221,472	($2,829,528)
12 Months ended Sept. 30, 2004 (core)	$4,325,000	$1,221,472	$5,546,472

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$93,393,000	$212,099,695	$0	$305,492,695
Sept. 30, 2004 (Tangible)	$72,224,000	$212,099,695	$0	$284,323,695

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$1,471,698,000	$212,099,695	$0	$1,683,797,695

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.

EXHIBIT 5

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com